Exhibit 99.1

NEWS RELEASE

November 7, 2007

ARC ENERGY TRUST ANNOUNCES THIRD QUARTER 2007 RESULTS

Calgary, November 7, 2007 (AET.UN and ARX - TSX) ARC Energy Trust (“ARC” or “the Trust”) announces the results for the third quarter ending September 30, 2007.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
FINANCIAL
($CDN millions, except per unit and per boe amounts)
Revenue before royalties	300.2	312.3	913.6	937.9
Per unit (1)	1.42	1.52	4.36	4.60
Per boe	53.40	54.59	53.72	54.66
Cash flow from operating activities (2)	179.6	203.4	531.2	574.6
Per unit (1)	0.85	0.95	2.54	2.82
Per boe	31.95	35.56	31.23	33.49
Net income	120.8	116.8	389.0	403.4
Per unit (3)	0.58	0.58	1.88	2.01
Distributions	125.0	121.4	372.2	361.9
Per unit (1)	0.60	0.60	1.80	1.80
Per cent of cash flow from operating activities (2)	70%	60%	70%	63%
Net debt outstanding (4)	699.8	579.7	699.8	579.7
Total capital expenditures	131.9	104.9	257.9	242.6

OPERATING
Production
Crude oil (bbl/d)	28,437	29,108	28,682	28,852
Natural gas (mmcf/d)	173.3	173.4	177.6	178.9
Natural gas liquids (bbl/d)	3,795	4,166	4,013	4,178
Total (boe/d)	61,108	62,178	62,296	62,851
Average prices
Crude oil ($/bbl)	73.40	71.84	66.45	67.68
Natural gas ($/mcf)	5.52	6.10	6.90	6.97
Natural gas liquids ($/bbl)	55.64	56.60	52.07	54.67
Oil equivalent ($/boe) (5)	53.41	54.59	53.73	54.66
Operating netback ($/boe)
Commodity and other revenue (before hedging)	53.41	54.59	53.73	54.66
Transportation costs	(0.65)	(0.60)	(0.73)	(0.62)
Royalties	(8.76)	(9.34)	(9.28)	(9.95)
Operating costs	(9.93)	(8.82)	(9.51)	(8.27)
Netback (before hedging)	34.07	35.83	34.21	35.82

TRUST UNITS
(millions)
Units outstanding, end of period	208.8	202.8	208.8	202.9
Units issuable for exchangeable shares	2.9	2.9	2.9	2.9
Total units outstanding and issuable for exchangeable
shares, end of period	211.7	205.7	211.7	205.8
Weighted average units (6)	210.9	205.1	209.4	203.8

TRUST UNIT TRADING STATISTICS
($CDN, except volumes) based on intra-day trading
High	22.60	30.74	23.86	30.74
Low	19.00	25.25	19.00	24.35
Close	21.17	27.21	21.17	27.21
Average daily volume (thousands)	503	615	588	569

(1)          Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.

(2)          Cash flow from operating activities is a GAAP measure. Historically, management has disclosed Cash Flow, as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows.  Cash Flow for Q3 2007 would be $183.5 million and year-to-date Cash Flow would be $534.8 million. Distributions as a percentage of Cash Flow would be 68 per cent for Q3 2007 and 62 per cent for year-to-date 2007. Please refer to the non-GAAP measures section in the MD&A for further details.

(3)          Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)          Net debt excludes unrealized amounts pertaining to risk management contracts.

(5)          Includes other revenue.

(6)          Includes trust units issuable for outstanding exchangeable shares at period end.

ACCOMPLISHMENTS / FINANCIAL UPDATE

•                  Production averaged 61,108 boe per day in the third quarter of 2007, down two per cent from 62,178 boe per day achieved in the third quarter of 2006. The Trust’s 2007 production has been hampered by restricted access to third party processing facilities for new production and downtime on existing properties where turnarounds took longer than expected. A third party gas plant that the Trust had expected to be operational by early October is now scheduled to start up in mid-November. Consequently, the Trust has lowered its fourth quarter production expectations to approximately 64,000 boe per day. The Trust is still on target for full year guidance of approximately 63,000 boe per day.

•                  The Trust drilled 151 gross wells (113 net wells) on operated properties during the third quarter with a 100 per cent success rate. Of the gross wells drilled, 30 were oil wells and 121 were natural gas wells.

•                  Capital expenditures for the quarter, including $33 million for land purchases, were $131.9 million, bringing year-to-date capital expenditures to $257.9 million. Ninety-one per cent of year-to-date capital expenditures have been funded from cash flow from operating activities and the proceeds from the Distribution Re-investment Plan (“DRIP”). Despite spending $32.7 million on unbudgeted land acquisitions in the quarter, the Trust still expects to spend approximately $350 million on capital expenditures during 2007.

•                  The Trust completed minor property acquisitions of $27.3 million during the quarter. These acquisitions added approximately 380 boe per day of production and 1.4 million boe of proved plus probable reserves. The majority of the acquired volumes is in our southeast Saskatchewan core area and closed on September 13, 2007.

•                  Prior to hedging activities, ARC’s total realized commodity price was $53.28 per boe in the third quarter of 2007, compared to $54.45 per boe received prior to hedging in the third quarter of 2006 as a result of softer gas prices in 2007. The seven per cent increase in the U.S. WTI oil prices was completely offset by a seven per cent appreciation in the Canadian dollar versus the U.S. dollar resulting in essentially no change to the Canadian dollar of WTI $78.80 in both the third quarter of 2007 and 2006.

•                  Cash flow from operating activities for the quarter was $179.6 million of which $125 million was distributed to unitholders representing $0.60 per unit based on the number of trust units outstanding at each record date. The Trust announced fourth quarter distributions will remain at $0.20 per unit per month, a level that has been maintained since October 2005.

•                  On October 25, 2007, the Alberta Government announced the New Royalty Framework increasing provincial royalty rates. The Trust has made a preliminary assessment of the impact of this legislation effective January 1, 2009 and we estimate that the total royalties payable on the Trust’s production will increase by approximately 10 per cent at current commodity prices calculated using expected 2009 production rates. This estimate will vary based on prices, production decline of existing wells and performance and location of new wells drilled.  The 10 per cent increase in royalties payable which equates to approximately a two per cent increase in the Trust’s royalty rate takes into account that 30 per cent of the Trust’s production is outside the Province of Alberta. The royalty change in 2009 on a property by property basis is highly variable with decreased royalties on some properties, primarily shallow gas wells, and a doubling of royalties on Alberta high rate oil production properties. The New Alberta Royalty Framework will impact future drilling decisions in order for the Trust to maintain acceptable rates of return on its capital deployed.

•                  On October 30, 2007, the Federal Government presented the fall economic statement that proposed significant reductions in corporate income tax rates from 22.1 per cent to 15 per cent. If enacted, the reductions will be phased in between 2007 and 2012. In addition, the Government announced that it plans to collaborate with the provinces and territories to reach a 25 per cent combined federal-provincial-territorial statutory corporate income tax rate.

One Year Update On The Federal Government’s Trust Tax Legislation

On October 31, 2006, the Federal Government announced proposed legislation regarding taxation of Income Trusts. Currently, distributions paid to unitholders, other than returns of capital, are claimed as a deduction by the Trust in arriving at taxable income whereby tax is eliminated at the Trust level and is paid by the unitholders.

The Trust tax legislation, which received Royal assent on June 22, 2007 will result in a two-tiered tax structure whereby distributions would first be subject to the Federal corporate tax rate plus a deemed 13 per cent Provincial rate commencing in 2011, and then unitholders would be subject to tax on the distribution as if it were a taxable dividend paid by a taxable Canadian corporation.

On October 30, 2007, the Finance Minister announced significant changes to the tax system including reduction of the corporate income tax rate to 15 per cent by 2012. At the very least, we would expect the proposed tax on trust distributions to be reduced accordingly since it was based upon combined federal and provincial tax rates. More importantly, with this corporate tax reduction, any claim of tax leakage in the trust sector, which was tenuous at best based upon our assessment of the data compiled can no longer be claimed to exist. We continue to lobby the government on behalf of our unitholders to exempt the energy trust sector from the proposed tax or eliminate it altogether.

Our Board of Directors and management continue to review the impact of this tax on our business strategy and the merits of converting to a corporation on or before January 1, 2011. We expect future technical interpretations and details will further clarify the legislation. At the present time, ARC believes that if structural or other similar changes are not made, the after-tax distribution amount in 2011 to taxable Canadian investors will remain approximately the same, however, will decline for both tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors.

Another recent development occurred on October 30, 2007 when an American couple, Mr. and Mrs. Marvin Gottlieb, filed a Notice of Intent to submit a claim to arbitration under the North American Free Trade Agreement (NAFTA). U.S. investors wishing to learn more about the Gottlieb’s NAFTA challenge to the Government of Canada can visit their website at www.naftatrustclaims.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) is dated November 6, 2007 and should be read in conjunction with the September 30, 2007 unaudited interim consolidated financial statements of ARC Energy Trust (“ARC”, “the Trust”, “we”, “our”), the June 30, 2007 and the March 31, 2007 unaudited interim consolidated financial statements and MD&As, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2006.

Non-GAAP Measures

Historically, management used the non-GAAP measure Cash Flow or cash flow from operations to analyze operating performance, leverage and liquidity. We have now switched to utilize the GAAP measure cash flow from operating activities instead of Cash Flow. There are two differences between the two measures with cash flow from operating activities including positive or negative changes in non-cash working capital and the deduction of expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Although management feels that Cash Flow is a valued measure of funds generated by the Trust during the reported quarter, we have changed our disclosure to only discuss the GAAP measure in the MD&A in order to avoid any potential confusion by readers of our financial information and in our opinion, to more fully comply with the intent of certain regulatory requirements.

Our historical measure of Cash Flow reflected revenues and costs for the three months reported in the quarter. This amount, however, was comprised of accruals for at least one month of revenue and approximately two months of costs. The oil and gas industry is designed such that revenues are typically collected on the 25th day of the month following the actual production month. Royalties are typically paid two months following the actual production month and operating costs are paid as the invoices are received. This can take several months; however, most invoices for operated properties are paid within approximately two months of the production month.

At the time of writing this MD&A, substantially all revenues have been collected for the production period of September 2007. Management performs analysis on the amounts collected to ensure that the amounts accrued for September are accurate. Analysis is also performed regularly on royalties and operating costs to ensure that amounts have been accurately accrued.

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Update on Legislation Changes Impacting the Trust

Broad-based Federal Tax Reductions

On October 30, 2007 the Federal Government presented the fall economic statement that proposed significant reductions in corporate income tax rates from 22.1 per cent to 15 per cent. The reductions will be phased in between 2007 and 2012. In addition, the Government announced that it plans to collaborate with the provinces and territories to reach a 25 per cent combined federal-provincial-territorial statutory corporate income tax rate. The reduction in the federal rate will also reduce the SIFT tax rate to 28 per cent as compared to the rate of 31.5 per cent previously announced.

Alberta Government Royalty Regime

In September 2007, the Alberta Government announced the results of the royalty review that was performed by an independent panel. The report proposed that the royalty rates in Alberta should be increased by $2 billion dollars. The proposed increases pertained to conventional oil and gas production as well as oil sands production.

On October 25, 2007, the Alberta Government announced The New Royalty Framework, (“framework”), which will take effect on January 1, 2009 and is projected by the government to increase royalties by approximately $1.4 billion in 2010 or an increase of 20 per cent over revenue forecasts by the Alberta Government for that year. These increases comprise a 57 per cent increase in conventional oil royalties and a 10 per cent increase in gas royalties. The framework proposes new, simplified royalty formulas for conventional oil and natural gas that will operate on sliding scales which are determined by commodity prices and well productivity. The formulas eliminate the need for conventional oil and natural gas tiers and several royalty exemption programs.

The main aspects of the framework as it impacts the Trust include the following:

•                  Conventional Oil Royalties — The New Royalty Framework accepts almost all of the royalty review panel’s recommendations. They will eliminate almost all royalty relief programs and the existing “tiers” and move to a price and production sensitive royalty system. Rate caps on price will be raised in the conventional oil royalty formulas to $120 per barrel to provide for a royalty system that is sensitive over a broader range of prices. Overall, this will result in maximum royalty rates increasing from the current maximums of 30 per cent and 35 per cent for old and new tier rates respectively to rates that will range up to 50 per cent. Enhanced Oil Recovery and Innovative Energy Technology Program Royalty relief programs have been retained.

•                  Conventional Gas Royalties — The New Royalty Framework accepts most of the royalty review panel’s recommendations for increased gas royalties. They will eliminate several special royalty programs and the current “tiers” and move to a price and production sensitive royalty system, however, they will keep the deep gas drilling program and the “Otherwise Flared Solution Gas Royalty Waiver Program”. The province expects a 10 per cent increase in gas royalties in 2010 — down from the 14 per cent increase the panel recommended.

Based on our current estimates, the Trust expects that the total corporate royalties payable will increase by approximately 10 per cent in 2009. This estimate will vary based on prices, production decline of existing wells and performance and location of new wells drilled. The 10 per cent increase in royalties payable which equates to approximately a two per cent increase in the Trust’s royalty rate takes into account that 30 per cent of the Trust’s production is outside the Province of Alberta. The royalty change in 2009 on a property by property basis is highly variable with decreased royalties on some properties, primarily shallow gas wells, and a doubling of royalties on Alberta high rate oil production properties. The New Alberta Royalty Framework will impact future drilling decisions in order for the Trust to maintain acceptable rates of return on its capital deployed.

The Trust reviews all of its capital expenditures on a project by project basis; with higher royalties in the Province of Alberta, projects previously deemed economic may no longer meet the Trust’s investment objectives. Already, the Trust has cancelled a $4 million investment in northern Alberta, re-allocating the money to British Columbia where it believes it can get a better return on its investment. The Trust will be reviewing the proposals in detail in order to assess the full impact to the Trust’s future cash flows and investment opportunities and determine ways in which it can mitigate the negative impact.

Federal Government’s Trust Tax Legislation

In April 2007, the Federal Government included the proposed Trust Taxation in the Federal Budget (“Bill C-52”). Bill C-52 received a third reading on June 12, 2007 and then Royal Assent on June 22, 2007, thus fully enacting the tax measures. As a result the Trust recorded a $35.6 million one time increase in earnings and a corresponding decrease to its future income tax liability as a result of timing differences within the Trust that have not been previously recognized. The initial recognition of $35.6 million comprises $24.7 million for pre-2007 generated temporary differences and $10.9 million for temporary differences relating to the current year. This amount was recorded in the second quarter results and is reflected in the 2007 year-to-date results.

Our Board of Directors and management continue to review the impact of this tax on our business strategy. We expect future technical interpretations and details will further clarify the legislation. At the present time, ARC believes that if structural or other similar changes are not made, the after-tax distribution amount in 2011 to taxable Canadian investors will remain approximately the same, however, will decline for both tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors.

Climate Change Programs

On March 8, 2007, the Alberta government introduced legislation to reduce greenhouse gas emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases per year must reduce their emissions intensity by 12 per cent over the average emissions levels of 2003, 2004 and 2005; if they are not able to do so, these facilities are required to pay $15 per tonne for every tonne above the 12 per cent target, effective as of July 1, 2007. At this time, the Trust has determined that the impact of this legislation would be minimal based on ARC’s existing facilities ownership.

In April 2007, the Federal Government announced a new climate change plan that calls for greenhouse gas emissions to be reduced by 20 per cent below current levels by 2020. Firms may employ the following strategies to achieve the targets. They will be able to:

•                  make in-house reductions;

•                  take advantage of domestic emissions trading;

•                  purchase offsets;

•                  use the Clean Development Mechanism under the Kyoto Protocol; and,

•                  invest in a technology fund.

The Trust is waiting for additional information so as to fully assess what impact, if any, this new legislation will have on its operations.

United States Proposed Changes to Qualifying Dividends

A bill was introduced into United States Congress on March 23, 2007 that could deny qualified dividend income treatment to the distributions made by the Trust to its U.S. unitholders. The bill is in the first step of the legislative process and it is uncertain whether it will eventually be passed into law in its current form. If the bill is passed in its current form, distributions received by U.S. unitholders would no longer qualify for the 15 per cent qualified dividend tax rate.

Financial Highlights

	Three Months Ended			Nine Months Ended
	September 30			September 30
(CDN$ millions, except per unit and volume data)	2007	2006	% Change	2007	2006	% Change
Cash flow from operating activities (1)	179.6	203.4	(12)	531.2	574.6	(8)
Cash flow from operating activities per unit (1)	0.85	0.99	(14)	2.54	2.82	(10)
Net income	120.8	116.8	3	389.0	403.4	(4)
Distributions per unit (2)	0.60	0.60	—	1.80	1.80	—
Distributions as a per cent of cash flow from operating activities	70	60	17	70	63	11
Daily production (boe/d) (3)	61,108	62,178	(2)	62,296	62,851	(1)

(1)          This is a GAAP measure and a change from the non-GAAP measure reported in prior quarters; refer to Non-GAAP Measures.

(2)          Based on the number of trust units outstanding at each cash distribution record date.

(3)          Reported production amount is based on company interest, which includes royalty interest and is before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf: 1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of the term “boe” in isolation may be misleading.

Net Income

Net income in the third quarter of 2007 was $120.8 million ($0.58 per unit), an increase of $4 million from $116.8 million ($0.58 per unit) in the third quarter of 2006. A $25.7 million gain on foreign exchange as well as a $4.3 million decrease in royalties more than offset decreased revenues and increased costs for the Trust.

Cash Flow from Operating Activities

Cash flow from operating activities was $179.6 million in the third quarter of 2007, a 12 per cent decrease from $203.4 million recorded in the third quarter of 2006. The decrease in third quarter cash flow from operating activities was attributed to a $5.4 million volume variance, a $6.7 million price variance, a $5.2 million increase in operating costs that were partially offset by a $4.3 million decrease in royalties. In addition, the Trust had a $7 million increase in non-cash working capital and other items that further decreased the cash flow from operating activities in the quarter.

Following is a summary of variances in cash flow from operating activities from 2006 to 2007:

	Three Months Ended September 30			Nine Months Ended September 30
	$ Millions	$ Per Unit	%Variance	$ Millions	$ Per Unit	%Variance
2006 Cash flow from operating activities	203.4	0.99		574.6	2.82
Volume variance	(5.4)	(0.03)	(3)	(8.2)	(0.04)	(1)
Price variance	(6.7)	(0.03)	(3)	(15.9)	(0.08)	(3)
Cash gains on risk management contracts (1)	(1.6)	(0.01)	(1)	(4.1)	(0.02)	(1)
Royalties	4.3	0.02	2	12.9	0.06	2
Expenses:
Operating (2)	(5.2)	(0.03)	(3)	(20.9)	(0.10)	(4)
Transportation	(0.1)	—	—	(1.7)	(0.01)	—
Cash G&A	(1.5)	(0.01)	(1)	(8.3)	(0.04)	(1)
Interest and cash taxes	(0.7)	—	—	(4.3)	(0.02)	(1)
Realized foreign exchange gain / (loss)	0.1	—	—	(0.8)	—	—
Weighted average trust units	—	(0.02)	—	—	(0.07)	—
Non-cash and other items (3)	(7.0)	(0.03)	(3)	7.9	0.04	1
2007 Cash flow from operating activities	179.6	0.85	(12)	531.2	2.54	(8)

(1)          Represents cash gains on risk management contracts including cash settlements on termination of risk management contracts.

(2)          Excludes non-cash portion of the Whole Unit Plan expense recorded in operating costs.

(3)          Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

Production

Production volume averaged 61,108 boe per day in the third quarter of 2007, down slightly from 62,178 boe per day during the third quarter of 2006. The Trust experienced significant production losses during the third quarter due in part to planned turnarounds but also due to unplanned compressor failures, power outages and unplanned turnarounds on some of our non-operated properties. As of September 30, 2007, most of these items have been resolved and production has resumed to normal levels. At the end of the third quarter the Trust has approximately 2,500 boe per day of volumes that are scheduled to come on production during the fourth quarter. In addition, fourth quarter production will benefit by an estimated 350 boe per day from a third quarter property acquisition of $24.8 million that closed on September 13, 2007. We have maintained our full year 2007 production guidance at approximately 63,000 boe per day.

Throughout the first nine months of 2007, the Trust has experienced production restrictions in the northern Alberta and British Columbia areas as a result of gas plant capacity constraints. A new third party plant is scheduled to be on-line in the fourth quarter of 2007 to handle existing excess production as well as additional development production from both Dawson and Pouce South areas. As of September 30, the Trust had three horizontal wells in Dawson that were waiting to be brought on production. It is anticipated that these wells will be brought on production in the fourth quarter when there is additional processing capacity for the resulting production. The expected date for the gas plant to commence operations is approximately mid November 2007. The Trust expects to see at least 1,200 boe per day in incremental production once these wells come on production. This amount is included in the 2,500 boe per day of incremental fourth quarter production quoted above.

The Trust’s objective is to maintain annual production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. During the third quarter of 2007, the Trust drilled 151 gross wells (113 net wells) on operated properties with a 100 per cent success rate; 30 gross oil wells and 121 gross natural gas wells.

	Three Months Ended			Nine Months Ended
	September 30			September 30
Production (1)	2007	2006	% Change	2007	2006	% Change
Crude oil (bbl/d)	28,437	29,108	(2)	28,682	28,852	(1)
Natural gas (mmcf/d)	173.3	173.4	—	177.6	178.9	(1)
NGL (bbl/d)	3,795	4,166	(9)	4,013	4,178	(4)
Total production (boe/d)	61,108	62,178	(2)	62,296	62,851	(1)
% Natural gas production	47	46		48	47
% Crude oil and liquids production	53	54		52	53

(1)          Reported production for a period may include minor adjustments from previous production periods.

The following table summarizes the Trust’s production by core area:

	Three Months Ended September 30, 2007				Three Months Ended September 30, 2006
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	7,694	1,522	29.6	1,234	8,029	1,537	30.9	1,344
Northern AB & BC	19,106	5,776	71.2	1,475	18,354	6,308	64.0	1,373
Pembina & Redwater	13,497	9,411	18.7	971	14,063	9,443	19.6	1,357
S.E. AB & S.W. Sask.	9,679	1,008	52.0	10	10,551	1,090	56.7	10
S.E. Sask. & MB	11,132	10,720	1.8	105	11,181	10,730	2.2	82
Total	61,108	28,437	173.3	3,795	62,178	29,108	173.4	4,166

(1)          Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, S.E. is southeast, S.W. is southwest.

Commodity Prices Prior to Hedging

	Three Months Ended			Nine Months Ended
	September 30			September 30
Benchmark Prices	2007	2006	% Change	2007	2006	% Change
AECO gas (CDN$/mcf) (1)	5.61	6.03	(7)	6.81	7.19	(5)
WTI oil (US$/bbl) (2)	75.33	70.55	7	66.22	68.29	(3)
USD/CAD foreign exchange rate	0.96	0.90	7	0.91	0.89	2
WTI oil (CDN$/bbl)	78.70	78.80	—	72.95	77.14	(5)

(1)          Represents the AECO monthly posting.

(2)          WTI represents West Texas Intermediate posting as denominated in US$.

Although oil prices have achieved record highs throughout the quarter, the strengthening of the Canadian dollar relative to the U.S. dollar was responsible for eroding the gains in the U.S. dollar WTI price by decreasing the price of oil in Canadian dollar terms. The price of oil in U.S. dollars increased by seven per cent in the third quarter of 2007 as compared to the third quarter of 2006 while the price of oil in Canadian dollars was essentially unchanged. ARC’s realized oil price in the third quarter of 2007 was $73.40 per barrel, a two per cent increase over the $71.84 per barrel received in the third quarter of 2006 due to minor changes in quality differentials. Subsequent to quarter end both the price of oil and the Canadian dollar continued to strengthen in relation to the U.S. dollar. Investors should monitor both factors in assessing future revenues of the Trust.

Natural gas prices weakened in the third quarter of 2007 with the Alberta AECO Hub monthly posting averaging $5.61 per mcf as compared to $6.03 per mcf for the comparable period of 2006. The Trust’s realized price of $5.52 per mcf in the third quarter of 2007 was 10 per cent lower than the $6.10 per mcf price realized by the Trust in the third quarter of 2006. The Trust’s realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC’s natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.

Prior to hedging activities, ARC’s total realized commodity price was $53.28 per boe in the third quarter of 2007, down two per cent from the $54.45 per boe received prior to hedging in the third quarter of 2006. Given the Trust’s balanced production mix, the increases in oil prices partially offset the decreases in natural gas prices during the period.

The following is a summary of realized prices:

	Three Months Ended			Nine Months Ended
	September 30			September 30
ARC Realized Prices	2007	2006	% Change	2007	2006	% Change
Oil ($/bbl)	73.40	71.84	2	66.45	67.68	(2)
Natural gas ($/mcf)	5.52	6.10	(10)	6.90	6.97	(1)
NGLs ($/bbl)	55.64	56.60	(2)	52.07	54.67	(5)
Total commodity revenue before hedging ($/boe)	53.28	54.45	(2)	53.61	54.54	(2)
Other revenue ($/boe)	0.13	0.14	(7)	0.12	0.12	—
Total revenue before hedging ($/boe)	53.41	54.59	(2)	53.73	54.66	(2)

Revenue

Revenue for the third quarter of 2007 was down four per cent at $300.2 million as compared with $312.3 million for the third quarter of 2006. Increased oil prices were offset by lower natural gas prices and lower volumes in the quarter.

A breakdown of revenue is as follows:

	Three Months Ended			Nine Months Ended
	September 30			September 30
Revenue ($ millions)	2007	2006	% Change	2007	2006	% Change
Oil revenue	192.0	192.4	—	520.3	533.0	(2)
Natural gas revenue	88.1	97.4	(10)	334.3	340.3	(2)
NGLs revenue	19.4	21.7	(11)	57.0	62.4	(9)
Total commodity revenue	299.5	311.5	(4)	911.6	935.7	(3)
Other revenue	0.7	0.8	(13)	2.0	2.2	(9)
Total revenue before hedging	300.2	312.3	(4)	913.6	937.9	(3)

Risk Management and Hedging Activities

The Trust hedges crude oil prices, natural gas prices and the Canadian versus U.S. dollar exchange rate with the objective of protecting cash flows and distributions to unitholders.

On a forward-looking basis ARC continues to add to its hedging position for both crude oil and natural gas production. During the quarter ARC layered on additional protection on crude oil to the end of 2008 and additional natural gas positions through to the first quarter of 2008.

In addition to these normal course transactions, ARC has entered into an energy equivalent swap in order to shift its price exposure to be more heavily weighted towards crude oil for the period of April 1 through October 31, 2008. Through the use of financial contracts, ARC has rebalanced its price exposure from a forecasted 50:50 to a 52:48 oil-gas weighting. ARC achieved this rebalancing by selling AECO natural gas at $7.10 per GJ and buying crude oil at CDN$73.95 per barrel. A summary of all hedged volumes and prices for oil, natural gas and related foreign exchange are detailed in the table below. The details of these transactions are provided in note 9 in the Notes to the Unaudited Consolidated Financial Statements.

On crude oil production ARC has hedged approximately 44 per cent of forecast oil production in the fourth quarter of 2007, 35 per cent of production through the first half of 2008, and 25 per cent of production for the second half of 2008. For natural gas production ARC has protected approximately 22 per cent of forecasted production during the fourth quarter of 2007, 10 per cent for the first quarter of 2008, and 10 per cent for the period from April 1 through October 31, 2008.

The following is a summary of the Trust’s positions for crude oil, natural gas and related foreign exchange for the next twelve months as at September 30, 2007.

Hedge Positions

as at September 30, 2007 (1)(2)

	Q4 2007		Q1 2008		Q2 2008		Q3 2008		Q4 2008		2009
Crude Oil	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	86.47	8,500	85.23	11,000	85.23	11,000	85.63	8,000	85.63	8,000	90.00	5,000
Bought Put	70.00	14,000	64.21	11,000	64.21	11,000	63.91	8,000	63.91	8,000	55.00	5,000
Sold Put	58.57	14,000	51.39	9,000	51.39	9,000	51.07	7,000	51.07	7,000	40.00	5,000
Natural Gas	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day
Sold Call	10.64	20,986	10.64	31,652	9.00	20,000	9.00	20,000	9.00	6,739	—	—
Bought Put	7.16	42,981	7.11	31,652	7.00	20,000	7.00	20,000	7.00	6,739	—	—
Sold Put	5.05	25,621	4.76	10,551	5.75	10,000	5.75	10,000	5.75	3,370	—	—
Foreign Exchange	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million
Bought Put	1.1397	55.2	1.0750	3.0	1.0750	3.0	1.0750	3.0	1.0750	3.00	—	—
Sold Put	1.1096	54.0	1.0300	3.0	1.0300	3.0	1.0300	3.0	1.0300	3.00	—	—
Swap	1.1400	4.8	—	—	—	—	—	—	—	—	—	—

(1)          The prices and volumes noted above represents averages for several contracts. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. The natural gas price shown translates all NYMEX positions to an AECO equivalent price. In addition to positions shown here, ARC has entered into additional basis positions.

(2)          Please refer to the Trust’s website at www.arcenergytrust.com under “Hedging Program” within the “Investor Relations” section for details on the Trust’s hedging positions as of September 30, 2007.

The above table should be interpreted as follows using the Q4 2007 Crude Oil Hedges as an example.  To accurately analyze the Trust’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.

•                  If the market price is below $58.57, ARC will receive $70 less the difference between $58.57 and the market price on 14,000 barrels per day.  For example if the market price is $58.55, the Trust will receive $69.98 on 14,000 barrels per day.

•                  If the market price is between $58.57 and $70, ARC will receive $70 on 14,000 barrels per day.

•                  If the market price is between $70 and $86.47, ARC will receive the market price on 14,000 barrels per day.

•                  If the market price exceeds $86.47, ARC will receive $86.47 on 8,500 barrels per day and the market price for the remaining 5,500 hedged volumes.

In light of the significant increase in value of the Canadian dollar during the last 12 months, ARC implemented a program to lock in exchange rates on future principal repayments on U.S. dollar denominated senior secured notes. These transactions effectively lock in the unrealized foreign exchange gains on the U.S. denominated debt. Although the unrealized foreign exchange gains will continue to fluctuate quarter-to-quarter with changes in the exchange rate, these financial transactions have effectively fixed the economic gains of the change in exchange rates from the rate at which the U.S. denominated debt was issued and the rate at which the future payments have been committed. At the end of the quarter ARC had $223 million of U.S. denominated senior secured debt outstanding requiring annual principal repayments of varying amounts extending until December 15, 2017. As at the quarter end, ARC had locked in the foreign exchange rate for a total of US$62.6 million of its principal repayments in years 2014 through 2017 at an average rate with the Canadian dollar slightly greater than par (1.00 USD/CAD). The details of these transactions are provided in the financial note.

For a complete summary of the Trust’s oil, natural gas and foreign exchange hedges, please refer to “Hedging Program” under the “Investor Relations” section of the Trust’s website at www.arcenergytrust.com.

Gain or Loss on Risk Management Contracts

Gain or loss on risk management contracts comprise realized and unrealized gains or losses on risk management contracts that do not meet the accounting definition requirements of an effective hedge, even though the Trust considers all risk management contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the statement of income.

The Trust recorded a realized cash gain on risk management contracts of $8 million in the third quarter of 2007 compared to a gain of $9.6 million recorded in for the same period of 2006. The Trust realized gains of $8.9 million on natural gas prices and $2.2 million on foreign exchange contracts which were partially offset by $2.9 million in losses realized on the Trust’s oil contracts as well as a loss of $0.2 million on interest rate positions.

The total unrealized gain of $2.1 million was due mostly to a weakening of forward natural gas prices that have resulted in unrealized gains of $4.6 million in natural gas financial positions through to October of 2008 and a gain on the Trust’s interest rate swap of $1.9 million. These gains have been offset by unrealized losses for the Trust’s oil contracts of $2.5 million due to an increase in crude oil prices, which reduces the value of crude oil protection and an unrealized loss on foreign exchange contracts that were entered into during the quarter to pay off long-term US dollar debt commitments ($1.9 million).

The following is a summary of the total gain (loss) on risk management contracts for the third quarter and year to date of 2007:

			Interest &
Risk Management Contracts	Crude Oil	Natural	Foreign	Q3 2007	Q3 2006
($ millions)	& Liquids	Gas	Currency	Total	Total
Realized cash gain (loss) on contracts (1)	(2.9)	8.9	2.0	8.0	9.6
Unrealized gain (loss) on contracts(2)	(2.5)	4.6	—	2.1	0.5
Total gain (loss) on risk management contracts	(5.4)	13.5	2.0	10.1	10.1

			Interest &	YTD	YTD
Risk Management Contracts	Crude Oil	Natural	Foreign	2007	2006
($ millions)	& Liquids	Gas	Currency	Total	Total
Realized cash gain (loss) on contracts (1)	2.8	10.4	2.1	15.3	19.4
Unrealized gain (loss) on contracts(2)	(17.7)	4.6	5.1	(8.0)	(8.5)
Total gain (loss) on risk management contracts	(14.9)	15.0	7.2	7.3	10.9

(1)          Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2)          The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

Operating Netbacks

The Trust’s operating netback, after realized hedging gains, decreased by five per cent to $35.52 per boe in the third quarter of 2007 compared to $37.50 per boe in the same period of 2006. The decrease in netbacks in 2007 is primarily due to higher operating costs and lower realized hedging gains. These amounts were partially offset by lower royalty costs.

The components of operating netbacks are shown below:

					Q3 2007	Q3 2006
Netbacks	Crude Oil	Heavy Oil	Gas	NGL	Total	Total
($ per boe)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Weighted average sales price	74.40	51.23	5.52	55.64	53.28	54.45
Other revenue	—	—	—	—	0.13	0.14
Total revenue	74.40	51.23	5.52	55.64	53.41	54.59
Royalties	(11.75)	(4.35)	(0.87)	(15.44)	(8.76)	(9.34)
Transportation	(0.10)	(1.21)	(0.20)	—	(0.65)	(0.60)
Operating costs (1)	(12.32)	(11.85)	(1.30)	(8.19)	(9.93)	(8.82)
Netback prior to hedging	50.23	33.82	3.15	32.01	34.07	35.83
Realized gain (loss) on risk management contracts	(0.28)	—	0.56	—	1.45	1.67
Netback after hedging	49.95	33.82	3.71	32.01	35.52	37.50

(1)          Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Gas ($/mcf)	NGL ($/bbl)	YTD 2007 Total ($/boe)	YTD 2006 Total ($/boe)
Weighted average sales price	67.39	47.00	6.90	52.07	53.61	54.54
Other revenue	—	—	—	—	0.12	0.12
Total revenue	67.39	47.00	6.90	52.07	53.73	54.66
Royalties	(10.53)	(4.00)	(1.28)	(14.12)	(9.28)	(9.95)
Transportation	(0.31)	(1.22)	(0.20)	—	(0.73)	(0.62)
Operating costs (1)	(11.73)	(12.73)	(1.26)	(7.74)	(9.51)	(8.27)
Netback prior to hedging	44.82	29.05	4.16	30.21	34.21	35.82
Realized gain on risk management contracts	0.71	—	0.22	—	0.93	1.13
Netback after hedging	45.53	29.05	4.38	30.21	35.14	36.95

(1)          Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

Royalties decreased to $8.76 per boe in the third quarter of 2007 compared to $9.34 per boe in the same period of 2006. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs decreased to 16.6 per cent compared to 17.3 per cent in the third quarter of 2006. The decrease in royalty rates is due to approximately $2.3 million of credits for prior periods for Gas Cost Allowance recorded in the third quarter along with credits received for the Trust’s BC gas production. The Trust expects fourth quarter royalty rates to return to normal levels of approximately 18 percent of pre-hedged commodity revenue net of transportation costs.

Transportation costs in 2007 continue to exceed prior year costs as a result of the ongoing challenges in Saskatchewan where shipping restrictions are in place for the Enbridge pipeline. Third quarter 2007 transportation costs decreased to $0.65 per boe from $0.72 per boe in the second quarter of 2007 as natural declines in the area decreased our trucking requirements; however, the Trust is still required to truck any new production that exceeds our historical capacity for the Enbridge pipeline. Investors can expect transportation prices to increase again once the winter drilling program begins and new production levels increase. An expansion of the Enbridge pipeline is expected to be completed sometime in early 2008.

Operating costs increased to $9.93 per boe compared to $8.82 per boe in the third quarter of 2006. Total operating costs in the third quarter of 2007 increased by $5.3 million compared to the third quarter of 2006.  This increase is partially due to increased labor costs for field staff and some service providers particularly in Northern Operations. In addition, the Trust has increased electricity consumption as a result of well re-activations in the Redwater and NPCU areas.  The Trust incurred $1.3 million for an unanticipated injection pump repair in the Berrymoor area and unbudgeted compressor repairs in the Delburne, Pouce Coupe and Gilby areas.  Acquisitions completed in the fourth quarter of 2006 and the first nine months of 2007 have increased operating costs by approximately $1 million in the third quarter of 2007.  There is a high percentage of fixed operating costs for the Trust’s properties resulting in a trend of increased operating costs on a per boe basis as the properties’ production declines over time.  The Trust is revising its full year guidance for operating costs to approximately $9.50 per boe based on annual production of approximately 63,000 boe per day.

General and Administrative Expenses and Incentive Compensation

Cash G&A before incentive compensation and net of overhead recoveries on operated properties increased to $8.4 million in the third quarter of 2007 from $6.9 million in the same period of 2006. Increases in cash G&A expenses for 2007 were due to additional staff and higher compensation costs. On a per boe basis, third quarter cash G&A costs excluding the whole unit plan increased 23 per cent to $1.49 per boe in 2007 from $1.21 per boe in 2006 as a result of higher cash G&A costs and a decrease in production volumes.

Year-to-date G&A costs include a payment under the Whole Unit Plan in the second quarter that included the first payment for performance units issued under the Plan in 2004. The cash payment made in April 2007 was $10.5 million of which $8.3 million was recorded in G&A with the remaining $2.2 million being recorded to operating costs and capital projects.

The following is a breakdown of G&A and Incentive compensation expense:

	Three Months Ended September 30			Nine Months Ended September 30
G&A and Incentive Compensation Expense ($ millions)	2007	2006	% Change	2007	2006	% Change
G&A expenses	12.0	10.6	13	38.1	32.3	(18)
Operating recoveries	(3.6)	(3.7)	(3)	(12.0)	(8.9)	35
Cash G&A expenses before Whole Unit Plan	8.4	6.9	22	26.1	23.4	12
Cash expense — Whole Unit Plan	—	—	—	8.3	2.7	207
Cash G&A expenses including Whole Unit Plan	8.4	6.9	22	34.4	26.1	32
Accrued compensation — Rights Plan	—	—	—	—	2.5	(100)
Accrued compensation — Whole Unit Plan	3.7	3.4	9	(0.3)	8.4	(104)
Total G&A and trust unit compensation expense	12.1	10.3	17	34.1	37.0	(8)

	Three Months Ended September 30			Nine Months Ended September 30
G&A and Incentive Compensation Expense ($ per boe)	2007	2006	% Change	2007	2006	% Change
Cash G&A expenses before Whole Unit Plan	1.49	1.21	23	1.53	1.36	13
Cash G&A expenses including Whole Unit Plan	1.50	1.21	24	2.02	1.52	33
Total G&A and trust unit compensation expense	2.16	1.81	19	2.00	2.16	(7)

A non-cash incentive compensation expense (“non-cash compensation expense”) of $3.7 million was recorded in the third quarter of 2007 that represents the estimated costs of the Whole Unit Plan for the period.

Rights Plan

The Rights Plan that provides employees, officers and independent directors the right to purchase trust units at a specified price is being discontinued. All rights were fully vested and expensed as of March 31, 2007. At September 30, 2007, 0.2 million rights were outstanding at an average exercise price of $8.72 per unit.

Whole Unit Incentive Plan (“Whole Unit Plan”)

Please refer to our MD&A for the year ended December 31, 2006 for a detailed description of the Whole Unit Plan that was put in place in 2004 as a replacement to the Rights Plan. From an accounting perspective, the full cost of the Whole Unit Plan is reflected in the cash G&A expenses while the cost of the Rights Plan was represented as a non-cash charge against earnings.

The following table shows the changes to Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) outstanding during the first nine months of 2007:

Whole Unit Plan (units in thousands and $ millions except per unit)	Number of RTUs	Number of PTUs	Total RTUs and PTUs
Balance, beginning of period	648	683	1,331
Granted in the period	206	167	373
Vested in the period	(191)	(110)	(301)
Forfeited in the period	(25)	(26)	(51)
Balance, end of period (1)	638	714	1352
Estimated distributions to vesting date (2)	179	215	394
Estimated units upon vesting after distributions	817	929	1746
Performance multiplier (3)	—	1.6	—
Estimated total units upon vesting	817	1,456	2273
Trust unit price at September 30, 2007	$21.17	$21.17	$21.17
Estimated total value upon vesting	$17.3	$30.8	$48.1

(1)          Based on underlying units before performance multiplier and accrued distributions.

(2)          Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.

(3)          The performance multiplier only applies to PTUs and was estimated to be 1.6 at September 30, 2007 based on a weighted average calculation of all outstanding grants. The performance multiplier is assessed at each period end based on management’s best estimate of the performance multiplier at the time of vesting.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

Below is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:

Value of Whole Unit Plan as at September 30, 2007	Performance Multiplier
(units thousands and $ millions except per unit)	—	1.0	2.0
Estimated trust units to vest
RTUs	817	817	817
PTUs	—	987	1,974
Total units (1)	817	1,804	2,791
Trust unit price (2)	21.17	21.17	21.17
Trust unit distributions per month (2)	0.20	0.20	0.20
Value of Whole Unit Plan upon vesting	17.3	38.2	59.1
Officers	2.0	12.1	22.2
Directors	1.3	1.3	1.3
Staff	14.0	24.8	35.6
Total Payments Under Whole Unit Plan (3)	17.3	38.2	59.1
2007	2.3	2.3	2.3
2008	7.8	15.2	22.7
2009	5.2	13.6	22.0
2010	2.0	7.1	12.1

(1)          Includes an estimate of additional units to be issued for accrued distributions to vesting date.

(2)          Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes future trust unit price of $21.17 per trust unit and distributions of $0.20 per trust unit per month based on current levels.

(3)          Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in April and October of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, the Trust estimates that payments could range from $17.3 million to $59.1 million from 2007 through 2010 based on the current trust unit price, and distribution levels and a performance multiplier ranging from zero to two.

Interest Expense

Interest expense increased to $8.6 million in the third quarter of 2007 from $7.9 million in the third quarter of 2006 due to an increase in short-term interest rates and higher debt balances. Interest expense for the first nine months of 2007 was $27.7 million, an increase of $4.6 million from $23.1 million in the first nine months of 2006.

The Trust had 61 per cent or $378.6 million of its debt denominated in U.S. dollars as at September 30, 2007. The Trust’s debt balance as reflected in Canadian dollars has decreased significantly since December 31, 2006. This is a result of the 12 per cent appreciation in the Canadian dollar as compared to the U.S. dollar. The Trust had US$420 million in outstanding debt at December 31 of which US$380 million was still outstanding at September 30, 2007. The Canadian dollar equivalent of the US$380 million debt balance has decreased by $64.2 million as a result of the appreciation of the Canadian dollar against the U.S. dollar from December 31, 2006 to September 30, 2007.

Once the foreign exchange impact is taken into consideration, the Trust’s debt balance has remained relatively unchanged from year-end as a result of funding 91 per cent of the year-to-date capital program with cash flow from operating activities and proceeds from the Distribution Reinvestment Program (“DRIP”). Debt was used to fund nine per cent of the year-to-date development capital and 100 per cent of the net acquisitions year-to-date, however, this was offset largely by the $33 million of proceeds on the sale of the Trust’s long-term investment that were applied against the debt balance in the third quarter.

As at September 30, 2007, the Trust had $624.4 million of debt outstanding, of which $223.2 million was fixed at a weighted average rate of 5.06 per cent and $401.2 million was floating at current market rates plus a credit spread of 60 basis points.

Foreign Exchange Gains and Losses

The Trust recorded a net gain of $25.7 million on foreign exchange transactions compared to a net loss of $0.2 million for the third quarter of 2006. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. During the third quarter of 2007, the Canadian dollar reached a 30 year high when compared to the U.S. dollar. The dollar closed the quarter just over par where one dollar Canadian purchased $1.004 U.S.

The unrealized gain/loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

Taxes

In the third quarter of 2007, a future income tax recovery of $6.3 million was included in income compared to a $9.6 million recovery in the third quarter of 2006. The third quarter 2006 recovery resulted from the future tax reductions recorded in the 2006 Federal budget that reduced the Trust’s expected future income tax rate to 29.5 percent from the previous rate of 33.7 per cent at the beginning of 2006. The corporate income tax rate applicable to 2007 is 32.1 per cent as compared to the expected future tax rate of 28.8 per cent based upon enacted tax legislation. If the future tax reductions announced on October 30, 2007 are enacted by the Canadian government corporate taxes may be reduced further to 25 per cent by 2012.

ARC does not anticipate any material cash income taxes will be paid by the Trust for fiscal 2007. Due to the Trust’s structure, currently, both income tax and future tax liabilities are passed on to the unitholders by means of royalty and interest payments made by ARC Resources to the Trust.

The Trust is currently assessing various alternatives with respect to the potential implications of the proposed Trust taxation, therefore the Trust has not arrived at a final conclusion with respect to future organizational structure and implications to the Trust. As a result of the enactment of bill C-52 in the second quarter of 2007, the Trust has recorded a reduction in future income taxes of $35.6 million related to ARC Energy Trust, as tax pools were in excess of the net book value of the assets. The initial recognition of $35.6 million comprises $24.7 million for pre-2007 generated temporary differences and $10.9 million for temporary differences relating to the current year. These amounts are reflected in the year-to-date future income tax recovery of $64.1 million.

Capital taxes were eliminated effective January 1, 2006 pursuant to the Federal Government budget of May 2, 2006.

Depletion, Depreciation and Accretion of Asset Retirement Obligation

The depletion, depreciation and accretion (“DD&A”) rate increased to $16.11 per boe in the third quarter of 2007 from $15.34 per boe in the third quarter of 2006. Year-to-date, the DD&A rate has increased six per cent to $16.26 per boe as compared to $15.37 in 2006. The higher DD&A rate is driven by an increase in the property, plant and equipment (“PP&E”) value on the Trust’s balance sheet along with an increase in the future development costs and a slight decrease in proved reserves recorded in the Trust’s January 1, 2007 reserve report.

A breakdown of the DD&A rate is as follows:

	Three Months Ended September 30			Nine Months Ended September 30
DD&A Expense ($ millions except per boe amounts)	2007	2006	% Change	2007	2006	% Change
Depletion of oil & gas assets (1)	87.7	85.1	3	267.8	256.0	5
Accretion of asset retirement obligation (2)	2.9	2.6	12	8.7	7.8	12
Total DD&A expense	90.6	87.7	3	276.5	263.8	5
DD&A expense per boe	16.11	15.34	5	16.26	15.37	6

(1)          Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the PP&E balance and is being depleted over the life of the reserves.

(2)          Represents the accretion expense on the asset retirement obligation during the year.

Capital Expenditures and Acquisitions

Total capital expenditures, excluding acquisitions and dispositions, totaled $131.9 million in the third quarter of 2007 compared to $104.9 million in the third quarter of 2006. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, and the purchase of undeveloped acreage. Included in the $131.9 million expenditures is $33 million spent on the purchase of undeveloped acreage in and around existing core areas. The Trust also spent $27.3 million on minor net property acquisitions in the third quarter of 2007 as compared to $8.4 million for the same period in 2006.

A breakdown of capital expenditures and net acquisitions is shown below:

	Three Months Ended September 30		Nine Months Ended September 30
Capital Expenditures ($ millions)	2007	2006	2007	2006
Geological and geophysical	2.9	2.2	11.9	7.7
Land	33.0	1.4	34.9	20.6
Drilling and completions	73.4	76.2	154.4	161.4
Plant and facilities	21.1	24.6	54.1	51.1
Other capital	1.5	0.5	2.6	1.8
Total capital expenditures	131.9	104.9	257.9	242.6
Producing property acquisitions (1)	27.3	8.4	42.0	47.5
Producing property dispositions (1)	—	—	(4.6)	(8.7)
Total capital expenditures and net acquisitions	159.2	113.3	295.3	281.4

(1)          Value is net of post-closing adjustments.

Approximately 38 per cent of the $131.9 million capital program was financed with cash flow from operating activities in the third quarter of 2007 compared to 75 per cent in the same period of 2006. The remainder of the program was financed through proceeds from the 2007 distribution reinvestment program and employee rights plan as well as debt.

Source of Funding of Capital	Three Months Ended September 30, 2007			Three Months Ended September 30, 2006
Expenditures and Net	Development	Net	Total s	Development	Net	Total
Acquisitions ($ millions)	Capital	Acquisitions	Expenditure	Capital	Acquisitions	Expenditures
Expenditures	131.9	27.3	159.2	104.9	8.4	113.3
Per cent funded by:
Cash flow from operating activities (1)	38%	—	31%	75%	39%	69%
Proceeds from DRIP and Rights Plan	21%	—	17%	25%	—	26%
Debt	41%	100%	52%	—	61%	5%
	100%	100%	100%	100%	100%	100%

Source of Funding of Capital	Nine Months Ended September 30, 2007			Nine Months Ended September 30, 2006
Expenditures and Net	Development	Net	Total s	Development	Net	Total
Acquisitions ($ millions)	Capital	Acquisitions	Expenditure	Capital	Acquisitions	Expenditures
Expenditures	257.9	37.4	295.3	242.6	38.8	281.4
Per cent funded by:
Cash flow from operating activities (1)	58%	—	50%	84%	—	72%
Proceeds from DRIP and Rights Plan	33%	—	29%	16%	100	28%
Debt	9%	100%	21%	—	—	—
	100%	100%	100%	100%	100	100%

(1)          This is a GAAP measure and a change from the non-GAAP measure reported in prior quarters, refer to Non-GAAP Measures.

Long-Term Investment

During the second quarter of 2007, the Trust sold its investment in the shares of a private company that was involved in the acquisition of oil sands leases. The transaction closed on June 25, 2007. The Trust recorded a cash gain of $13.3 million with total proceeds of $33.3 million recorded as part of cash flow from investing activities.

Asset Retirement Obligation and Reclamation Fund

At September 30, 2007, the Trust has recorded an Asset Retirement Obligation (“ARO”) of $170.9 million as compared to $177.3 million at December 31, 2006 for future abandonment and reclamation of the Trust’s properties. The ARO balance has been reduced by $14.6 million for reclamation spending in the first nine months of 2007 ($2.7 million for the third quarter of 2007). This amount has been offset by accretion of $8.7 million ($2.9 million for the third quarter of 2007). In addition, a net decrease to the liability of $0.5 million was recorded relating to a change in estimate net of development activities in the period. The Trust did not record a gain or loss on actual abandonment expenditures incurred as the costs closely approximated the liability value included in the ARO.

Reclamation spending for the first nine months of 2007 has been 100 per cent funded through the reclamation fund. The Trust performs an analysis annually to ensure that sufficient funds are being contributed to the reclamation fund to fund all future reclamation expenditures. The Trust’s spending profile for reclamation in 2007 has been influenced by the Alberta Energy and Utilities Board (“AEUB”)’s inactive well program whereby all companies are required to complete stringent new well suspension standards on their inactive wells. Of the Trust’s $14.6 million reclamation expenditures in 2007, approximately $12 million was incurred in order to comply with this legislation. These costs were all included in the Trust’s ARO model, however, the AEUB regulation required the Trust to accelerate the timing of the expenditures that were originally forecasted to take place in years 2007 through to 2016. The Trust expects 2008 abandonment and reclamation costs to return to normal levels of approximately $3 million per year.

Capitalization, Financial Resources and Liquidity

A breakdown of the Trust’s capital structure is as follows as at September 30, 2007 and December 31, 2006:

Capital Structure and Liquidity ($ millions except per unit and per cent amounts)	September 30, 2007	December 31, 2006
Revolving credit facilities	401.2	426.1
Senior secured notes	223.2	261.0
Working capital deficit (1)	75.4	52.0
Net debt obligations	699.8	739.1

Trust units outstanding and issuable for exchangeable shares (millions)	211.7	207.2
Market price per unit at end of period	21.17	22.30
Market value of trust units and exchangeable shares at end of period	4,481.7	4,620.0
Total capitalization (2)	5,181.5	5,359.1
Net debt as a percentage of total capitalization	13.5%	13.8%
Net debt obligations	699.8	739.1
Cash flow from operating activities(3)	531.2	760.6
Net debt to annualized cash flow from operating activities	1.0	1.0

(1)          The working capital deficit excludes the balances for risk management contracts.

(2)          Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

(3)          This is a GAAP measure and a change from the non-GAAP measure reported in prior quarters; refer to Non-GAAP Measures.

Net debt levels at September 30, 2007 have decreased since December 31, 2006 primarily as a result of the appreciation of the Canadian dollar resulting in a lower Canadian dollar value of debt borrowed in U.S. funds. In aggregate, U.S. denominated debt has generated an unrealized foreign exchange gain of $66.2 million for the nine months ended September 30, 2007 thus reducing the September 30, 2007 debt balance by the same amount. As at September 30, 2007, the Trust had $380 million in U.S. denominated debt. The Trust has entered into forward contracts to lock in the Canadian dollar equivalent amounts for its U.S. denominated debt repayments. Please refer to the Risk Management and Hedging Activities section for further details.

The Trust has a syndicated three year revolving credit facility allowing for maximum borrowing of up to $800 million. This was increased from $572 million at year-end 2006. The debt is secured by all the Trust’s oil and gas properties and is subject to the same major covenants as the prior credit facility described in the MD&A as at December 31, 2006.

In addition to the $800 million credit facility, the Trust has issued senior secured notes that do not reduce the available borrowings under the credit facility. As at September 30, 2007, the Trust had $403.6 million of available borrowings under the current credit facility.

During the quarter the Trust entered into treasury rate lock contracts in order to manage its interest rate exposure on future debt issuances. Treasury locks enable the Trust to synthetically secure current market rates for a future fixed rate funding. These instruments hedge only the underlying treasury yield and not the credit spread applicable to ARC which is determined at the time of issuance. Based on the transactions completed over the quarter the Trust has locked in an effective U.S. ten year treasury rate of 4.7624 per cent on a notional amount of US$125 million.

The Trust intends to finance its $350 million 2007 capital program with cash flow from operating activities and the proceeds of the distribution reinvestment program with any remainder being financed with debt.

Unitholders’ Equity

At September 30, 2007, there were 211.7 million units issued and issuable for exchangeable shares, an increase from 207.2 million units from December 31, 2006. The increase in number of units outstanding is mainly attributable to the 4.1 million units issued pursuant to the DRIP during 2007 at an average price of $20.26 per unit.

The Trust had 0.2 million rights outstanding as of September 30, 2007 under an employee plan where further rights issuances were discontinued in 2004. The remaining rights may be exercised at an average adjusted exercise price of $8.72 per unit as at September 30, 2007. All of the rights were fully vested at March 31, 2007. The contractual life of the rights varies by series but all will expire on or before March 22, 2009.

The Whole Unit Plan introduced in 2004 is a cash compensation plan for employees, officers and directors of the Trust and does not involve any trust units being issued from treasury. The Trust has made provisions whereby employees may elect to have trust units purchased for them at prevailing prices on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the third quarter of 2007, the Trust raised proceeds of $27.5 million and issued 1.4 million trust units pursuant to the DRIP.

Distributions

ARC declared distributions of $125 million ($0.60 per unit), representing 70 per cent of third quarter 2007 cash flow from operating activities compared to distributions of $121.4 million ($0.60 per unit), representing 60 per cent of cash flow from operating activities in the third quarter of 2006. The remaining 30 per cent of third quarter 2007 cash flow from operating activities ($54.6 million) was used to fund 38 per cent of ARC’s 2007 third quarter capital expenditures and make contributions, including interest, to the reclamation funds ($5 million).

Monthly distributions for the third quarter of 2007 were $0.20 per unit. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

The items that may be deducted from cash flow from operating activities to arrive at distributions to unitholders and the methodology used to determine distributions is detailed in the Trust’s December 31, 2006 MD&A.

Cash flow from operating activities and distributions in total and per unit were as follows:

	Three Months Ended September 30			Three Months Ended September 30
Cash flow from operating activities and distributions	2007	2006	% Change	2007	2006	% Change
	($ millions)			($ per unit)
Cash flow from operating activities	179.6	203.4	(12)	0.85	0.99	(14)
Reclamation fund contributions (1)	(5.0)	(3.3)	48	(0.02)	(0.02)	—
Capital expenditures funded with cash flow from operating activities	(49.6)	(78.7)	(37)	(0.24)	(0.38)	(37)
Discretionary debt repayments	—	—	—	—	—	—
Other (2)	—	—	—	0.01	0.01	200
Distributions	125.0	121.4	3	0.60	0.60	—

(1)          Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.

(2)          Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities are based on weighted average outstanding trust units in the year plus trust units issuable for exchangeable shares at year end.

	Nine Months Ended September 30			Nine Months Ended September 30
Cash flow from operating activities and distributions	2007	2006	% Change	2007	2006	% Change
	($ millions)			($ per unit)
Cash flow from operating activities	531.2	574.6	(8)	2.54	2.82	(10)
Reclamation fund contributions (1)	(10.1)	(9.7)	3	(0.05)	(0.05)	—
Capital expenditures funded with cash flow from operating activities	(148.9)	(203.0)	(27)	(0.71)	(1.00)	(29)
Discretionary debt repayments	—	—	—	—	—	—
Other (2)	—	—	—	0.02	0.03	(33)
Distributions	372.2	361.9	3	1.80	1.80	—

(1)          Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.

(2)          Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities are based on weighted average outstanding trust units in the year plus trust units issuable for exchangeable shares at year end.

2007 Monthly Distributions

Actual distributions paid and payable in 2007 along with relevant payment dates are as follows:

Ex-distribution Date	Record Date	Distribution Payment Date	Total Distribution
January 29, 2007	January 31, 2007	February 15, 2007	0.20
February 26, 2007	February 28, 2007	March 15, 2007	0.20
March 28, 2007	March 31, 2007	April 16, 2007	0.20
April 26, 2007	April 30, 2007	May 15, 2007	0.20
May 29, 2007	May 31, 2007	June 15, 2007	0.20
June 27, 2007	June 30, 2007	July 16, 2007	0.20
July 27, 2007	July 31, 2007	August 15, 2007	0.20
August 29, 2007	August 31, 2007	September 17, 2007	0.20
September 26, 2007	September 30, 2007	October 15, 2007	0.20
October 29, 2007	October 31, 2007	November 15, 2007	0.20
November 28, 2007	November 30, 2007	December 17, 2007	0.20	*
December 27, 2007	December 31, 2007	January 15, 2008	0.20	*

*Estimated

Please refer to the Trust’s website at www.arcenergytrust.com for details on distributions dates for 2007.

Taxation of Distributions

Distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For 2007, it is estimated that distributions paid in the calendar year will be in the range of 95 to 100 per cent return on capital (taxable) and zero to five per cent return of capital (tax deferred). For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations. These obligations are of a recurring and consistent nature and impact cash flows in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in the following table.

Following is a summary of the Trust’s contractual obligations and commitments as at September 30, 2007:

	Payments Due By Period
($ millions)	2007(5)	2008-2009	2010-2011	Thereafter	Total
Debt repayments (1)	13.6	22.3	439.1	149.4	624.4
Interest payments (2)	4.3	21.4	18.0	20.7	64.4
Reclamation fund contributions (3)	6.0	11.1	9.5	76.2	102.8
Purchase commitments	5.0	8.0	2.9	5.8	21.7
Operating leases	1.3	9.0	4.5	—	14.8
Derivative contract premiums (4)	5.3	9.1	—	—	14.4
Total contractual obligations	35.5	80.9	474.0	252.1	842.5

(1)          Long-term and short-term debt, excluding interest.

(2)          Fixed interest payments on senior secured notes.

(3)          Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)          Fixed premiums to be paid in future periods on certain commodity derivative contracts.

(5)          Amounts listed for 2007 represent contractual obligations and commitments due in the fourth quarter of 2007.

The above noted debt repayments include the revolving credit facility. The lenders review the credit facility each year and determine whether they will extend the revolving periods for another year. In the event that the credit facility is not extended at any time before the maturity date, the loan balance will become payable on the maturity date which is April 15, 2010.

The above noted derivative contract premiums are part of the Trust’s commitments related to its risk management program. In addition to the above premiums, the Trust has other commitments related to its risk management program. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at September 30, 2007 on the balance sheet as part of risk management contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust’s 2007 capital budget has been approved by the Board at $360 million and subsequently revised downward to $350 million due to anticipated cost savings. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The above noted operating leases include amounts for the Trust’s head office lease. The current lease expires in May 2010. The Trust expects to commit to a new lease within the next 12 months that will then be reflected in the commitments table.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the following table does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.

Off Balance Sheet Arrangements

The Trust has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table above, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2007.

Critical Accounting Estimates

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:

•                            estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•                            estimated capital expenditures on projects that are in progress;

•                            estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

•                            estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•                            estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•                            estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s “code of business conduct and ethics” and “environmental, health and safety” policies.

Internal Controls Update

ARC is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian SOX (“C-Sox”). The 2007 certificate requires that the Trust disclose in the interim MD&A any changes in the Trust’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the Trust’s internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during the first nine months of 2007.

Financial Reporting Update

During 2007, the Trust completed the implementation of the new CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges that deal with the presentation of equity, recognition and measurement of financial instruments at fair value, and comprehensive income. As required by the new standards, adoption has been applied prospectively as at January 1, 2007 and prior periods have not been restated. The adoption of these standards has had no material impact on the Trust’s net income or Cash Flows. See notes 2 and 9 in the Notes to the Unaudited Consolidated Financial Statements for further details.

During the third quarter of 2006, presentation changes were made to combine the previously reported accumulated earnings and accumulated cash distribution figures on the balance sheet into a single deficit balance. Numbers presented for comparative purposes have been restated to reflect this change in presentation.

Accounting Changes

Section 1506 permits voluntary changes in accounting policy only if they result in financial statements that provide more reliable and relevant information. Changes in policy are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in net income. In addition, disclosure is required for all future accounting changes when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

Future Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance. This Section is expected to have minimal impact on the Trust’s financial statements.

Sections 3862 and 3863 specify a revised and enhanced disclosure on financial instruments. Increased disclosure will be required on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Objectives and 2007 Outlook

Sustainability

The Trust believes that maintenance of production and reserves per unit on an ongoing basis are two key factors to assess the sustainability of an oil and gas royalty trust. On a quarterly basis, the Trust reviews changes in our production per unit measures while reserves per unit is analyzed on an annual basis. The Trust acquires, develops and optimizes oil and natural gas properties in predominantly mature areas to generate a cash flow stream. Due to the risks inherent in the oil and gas business, including particularly the volatility of commodity prices, there can be no assurance that with the present or even increased levels of capital expenditures, the Trust will be successful in achieving sustainability.

Due to natural production declines, the Trust must continually develop its reserves and/or acquire new reserves in an effort to maintain reserves, production and cash flow from operating activities on which distributions are paid. The Trust facilitates this by utilizing a portion of cash flow from operating activities to fund a portion of ongoing capital development activities and maintaining moderate debt levels. Oil and gas royalty trusts generally distribute a high percentage of cash flow from operating activities and hold assets that are depleting and unitholders should expect production, revenue, cash flow from operating activities and distributions to decline over the long-term. The Trust has an inventory of internal development prospects that ARC believes will maintain production at approximately current levels for a minimum period of two years. The Trust anticipates employing a conservative distribution policy to provide for cash funding of a portion of ongoing capital development programs and maintaining low debt levels to facilitate further growth. The Trust measures its sustainability and success in terms of per unit distributions, production, reserves, and cash flow from operating activities in addition to the ability to maintain low debt levels and the annual replacement of reserves.

Following is a summary of the historical quarterly production per unit, cash flow from operating activities and distributions as a per cent of cash flow from operating activities:

Per Trust Unit Ratios	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Trailing 5 Quarters
Production per unit (1):
Unadjusted	0.29	0.29	0.31	0.31	0.30	—
Debt-adjusted (2)	0.25	0.26	0.27	0.27	0.28	—
Normalized (3)	0.295	0.30	0.31	0.31	0.322	—
Cash flow from operations per unit	0.85	0.86	0.83	0.77	0.99	—
Distributions per unit	0.60	0.60	0.60	0.60	0.60	—
Distributions as a per cent of cash flow from operating activities	70	69	71	77	60	69
Per cent of cash flow from operating activities retained	30	31	29	23	40	31

(1)          Represents daily average boe of production per thousand units. Calculated based on annual daily average production divided by weighted average trust units outstanding including trust units issuable for exchangeable shares.

(2)          Debt-adjusted indicates that all years as presented have been adjusted to reflect a nil net debt to capitalization. It is assumed that additional trust units were issued at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to reduce the net debt balance to zero in each year. The debt-adjusted amounts are presented to enable comparability of quarterly per unit values.

(3)          Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional units were issued (or repurchased) at a quarterly average price for the production per unit calculation in order to reduce the net debt balance to 15 per cent of total capitalization each quarter. The normalized amounts are presented to enable comparability of quarterly per unit values.

Please refer to the Trust’s 2006 year-end MD&A for a summary of the annual historical debt-adjusted and normalized reserves per unit and reserve life index on which the Trust assesses performance and sustainability.

Since the third quarter of 2006, the Trust’s normalized production per unit has decreased modestly from 0.322 to 0.295 boe of daily average production per thousand trust units. The third quarter 2007 production per unit of 0.295 was negatively impacted by maintenance activities and shut-in production. Production per unit of 0.295 was achieved and the Trust paid $615.9 million in distributions ($3.00 per trust unit and 69 per cent of cash flow from operating activities) over a five quarter time period. The normalized production per unit is a key measure as it indicates the ability to generate cash flows from core operations, which in turn impacts the level of cash that may be distributed to unitholders. The Trust expects to replace production during the rest of 2007 from internal development opportunities.

To compare the Trust’s results with oil and gas companies that retain all of their cash flow from operating activities to grow production and reserves, the Trust looks at normalized and distribution-adjusted production per unit that calculates the total production per initial investment with the assumption that distributions are reinvested through the DRIP plan. Consequently, the production per initial investment increases over time as the investor’s number of trust units increases with distribution reinvestment. Unitholders can replicate this by participating in the DRIP so that the number of trust units they own increases over time. The Trust’s normalized daily average production per initial investment has increased from 0.329 boe per thousand trust units in the third quarter of 2006 to 0.336 in the third quarter of 2007. The increase is attributed to the DRIP factor whereby one unit purchased on July 1, 2006 would have grown to 1.14 trust units on September 30, 2007.

The Trust’s distribution policy centres on the goal of providing a consistent and sustainable level of distributions to unitholders and to provide for future growth. The distributions as a per cent of cash flow from operating activities are indicative of the Trust’s commitment to fund a portion of ongoing development activities with cash flow from operating activities to enable long-term sustainability. On an annual basis, the Trust’s distributions as a per cent of cash flow from operating activities has declined over time as the Trust has addressed the issue of long-term sustainability while setting distribution levels. This has allowed the Trust to increase the amount of cash available to fund capital expenditures.

Another possible measure of sustainability is the comparison of net income to distributions. Net income is an accounting measure that incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of the associated reserves. As net income is sensitive to fluctuations in commodity prices, it is expected that there will be deviations between annual net income and distributions. The following table illustrates the annual excess or shortfall of distributions to net income.

Net Income and Distributions ($ millions except per cent)	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Trailing 5 Quarters

Net income	120.8	184.9	83.3	56.6	116.9	562.5

Distributions	125.0	124.1	123.1	122.3	121.4	615.9
Excess (shortfall) of net income over distributions	(4.2)	60.8	(39.8)	(65.7)	(4.5)	(53.4)
Excess (shortfall) as per cent of net income	(3)%	33%	(48)%	(116)%	(4)%	(9)%

Cash flow from operating activities is a GAAP measure and a change from the non-GAAP measure reported in prior quarters; refer to the Non-GAAP Measures section in this MD&A.

2007 Guidance

Following is a summary of the Trust’s 2007 Guidance issued by way of news release on November 2, 2006, revised 2007 guidance and actual results for the third quarter of 2007:

	2007 Revised Guidance	2007 Previous Guidance	Actual to September 30, 2007
Production (boe/d)	63,000	63,000	62,296
Expenses ($/boe):
Operating costs (1)	9.50	8.95	9.51
Transportation	0.70	0.70	0.73
G&A expenses — cash (1)	2.15	2.25	2.02
G&A expenses — stock compensation plans, non-cash (1)	0.10	0.20	(0.02)
Interest (1)	1.70	1.50	1.63
Taxes	0.00	0.00	0.00
Annual capital expenditures ($ millions) (1)	350	360	258
Weighted average trust units and trust units issuable (millions) (1)	210	208	209

(1)          Guidance for the noted items was revised in the first and second quarters of 2007. See the Trust’s first and second quarter 2007 MD&A for further details.

Variances in the 2007 actual results as compared to guidance are as follows:

•                          Volumes for the first nine months of 2007 have been lower than guidance due in part to the Trust not having access to processing facilities for some of its wells drilled in the Dawson and Pouce areas. The third party plant is expected to be completed in the fourth quarter of 2007 and in addition, the Trust is currently looking at alternate processing facilities to mitigate the production loss in 2007. The Trust expects full year 2007 production to reach approximately 63,000 boe per day and to average 64,000 boe per day during the fourth quarter.

•                          With operating costs higher than guidance for the nine months ended September 30, 2007 we have newly revised guidance to $9.50 per boe for the full year 2007. The Trust continues to pursue cost control in all areas of operations.

•                          Transportation costs on a year-to-date basis have been higher than guidance due to an increase in oil volumes being trucked in Saskatchewan in response to the Enbridge pipeline restrictions. Annual costs are still expected to be in line with our guidance of $0.70 per boe.

•                          Year-to-date Cash G&A expenses were lower than guidance due to the fact that the full year guidance includes a fourth quarter payment scheduled for the Whole Unit Plan which will increase the amount of cash G&A expense for the year. The Trust expects cash G&A to be in-line with guidance for the full year of 2007.

•                          Non-cash G&A for stock option plans are expected to be on target for $0.10 per boe once the fourth quarter accrual is recorded for the whole unit plan.

•                          At the second quarter the Trust revised its 2007 guidance for annual capital expenditures to $350 million as a result of cost savings anticipated in drilling costs due to a general slow down of Canadian drilling activity. During the third quarter, the Trust has seen additional cost savings and now expects to complete budgeted capital expenditures for approximately $320 million. However an unbudgeted purchase of undeveloped acreage for $32.7 million occurred in the third quarter in and around the Trust’s existing core areas resulting in capital expenditure guidance remaining at $350 million for the full year 2007.

•                          See the “Objectives and 2007 Outlook” section in the Trust’s annual 2006 MD&A for additional discussion on the Trust’s key objectives.

Assessment of Business Risks

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust’s business that can impact the financial results. See “Assessment of Business Risks” in the Trust’s 2006 Annual Report MD&A for a detailed assessment.

Forward-Looking Statement

This discussion and analysis contains forward-looking statements as to the Trusts internal projections, expectations or beliefs relating to future events or future performance within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2007 and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in this MD&A, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise.

Additional Information

Additional information relating to ARC can be found on SEDAR at www.sedar.com.

QUARTERLY HISTORICAL REVIEW

(CDN $ millions, except per Unit amounts)	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL
Revenue before royalties	300.2	305.6	307.8	292.5	312.3	306.7	318.9	365.3
Per unit (1)	1.42	1.46	1.48	1.42	1.52	1.51	1.58	1.89
Cash flow from operating activities(2)	179.6	179.4	172.3	159.4	203.4	182.2	189.0	247.3
Per unit — basic (1)	0.85	0.86	0.83	0.77	0.99	0.89	0.93	1.28
Per unit — diluted	0.85	0.86	0.83	0.77	0.98	0.89	0.93	1.28
Net income	120.8	184.9	83.3	56.6	116.9	182.5	104.1	130.5
Per unit — basic (3)	0.58	0.90	0.41	0.28	0.58	0.91	0.52	0.68
Per unit — diluted	0.58	0.89	0.41	0.28	0.58	0.91	0.52	0.68
Distributions	125.0	124.1	123.1	122.3	121.4	120.6	119.9	115.7
Per unit (4)	0.60	0.60	0.60	0.60	0.60	0.60	0.60	0.60
Total assets	3,460.8	3,432.8	3,450.1	3,479.0	3,335.8	3,277.8	3,279.7	3,251.2
Total liabilities	1,421.4	1,415.3	1,526.6	1,550.6	1,371.3	1,339.9	1,434.1	1,415.5
Net debt outstanding (5)	699.8	653.9	729.7	739.1	579.7	567.4	598.9	578.1
Weighted average units (6)	210.9	209.5	207.9	206.5	205.1	203.7	202.5	193.4
Units outstanding and issuable (6)	211.7	210.2	208.7	207.2	205.7	204.4	203.1	202.0
CAPITAL EXPENDITURES
Geological and geophysical	2.9	4.1	4.9	3.7	2.2	2.8	2.7	3.0
Land	33.0	1.7	0.2	11.8	1.4	14.3	4.9	5.5
Drilling and completions	73.4	25.8	55.1	79.1	76.2	29.8	55.4	60.3
Plant and facilities	21.1	16.3	16.8	26.5	24.6	10.9	15.6	17.0
Other capital	1.5	0.6	0.5	0.8	0.5	0.8	0.5	2.0
Total capital expenditures	131.9	48.5	77.5	121.9	104.9	58.6	79.1	87.8
Property acquisitions (dispositions) net	27.3	10.0	0.2	76.4	8.4	2.8	27.6	3.0
Corporate acquisitions (7)	—	—	—	16.6	—	—	—	462.8
Total capital expenditures and net acquisitions	159.2	58.5	77.7	214.9	113.3	61.4	106.7	553.6
OPERATING Production
Crude oil (bbl/d)	28,437	28,099	29,520	29,605	29,108	27,805	29,651	25,534
Natural gas (mmcf/d)	173.3	176.7	183.0	179.5	173.4	178.5	185.0	177.9
Natural gas liquids (bbl/d)	3,795	4,088	4,161	4,144	4,166	4,247	4,120	3,943
Total (boe per day 6:1)	61,108	61,637	64,175	63,663	62,178	61,803	64,600	59,120
Average prices
Crude oil ($/bbl)	73.40	65.21	60.79	58.26	71.84	71.86	59.53	62.12
Natural gas ($/mcf)	5.52	7.38	7.75	6.99	6.10	6.35	8.40	12.05
Natural gas liquids ($/bbl)	55.64	52.76	48.04	46.51	56.60	54.44	52.91	57.14
Oil equivalent ($/boe)	53.41	54.48	53.29	49.94	54.59	54.54	54.86	67.16
TRUST UNIT TRADING (based on intra-day trading) Unit prices
High	22.60	23.86	23.02	29.22	30.74	28.61	27.51	27.58
Low	19.00	20.78	20.05	19.20	25.25	24.35	25.09	20.45
Close	21.17	21.74	21.25	22.30	27.21	28.00	27.36	26.49
Average daily volume (thousands)	503	599	658	1,125	614	548	546	653

(1)          Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.

(2)          This is a GAAP measure and a change from the non-GAAP measure reported in prior quarters. Refer to non-GAAP section.

(3)          Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)          Based on number of trust units outstanding at each distribution date.

(5)          Net debt excludes unrealized risk management contracts asset and liability.

(6)          Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

(7)          Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

CONSOLIDATED BALANCE SHEETS

As at September 30 and December 31 (unaudited)

($CDN millions)	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$—	$2.8
Accounts receivable	120.6	129.8
Prepaid expenses	15.7	18.4
Risk management contracts (Note 9)	14.7	25.7
	151.0	176.7
Reclamation funds (Note 3)	26.2	30.9
Property, plant and equipment	3,120.9	3,093.8
Long-term investment (Note 4)	—	20.0
Risk management contracts (Note 9)	5.1	—
Goodwill	157.6	157.6
Total assets	$3,460.8	$3,479.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$169.9	$162.1
Distributions payable	41.8	40.9
Risk management contracts (Note 9)	16.0	34.4
	227.7	237.4
Long-term debt (Note 6)	624.4	687.1
Accrued long-term incentive compensation (Note 15)	11.9	14.6
Asset retirement obligations (Note 7)	170.9	177.3
Risk management contracts (Note 9)	14.7	—
Future income taxes (Note 8)	371.8	434.2
Total liabilities	1,421.4	1,550.6

COMMITMENTS AND CONTINGENCIES (Note 17)

NON-CONTROLLING INTEREST
Exchangeable shares (Note 10)	42.1	40.0

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 11)	2,438.1	2,349.2
Contributed surplus (Note 14)	1.7	2.4
Deficit (Note 12)	(446.4)	(463.2)
Accumulated other comprehensive income (Note 2)	3.9	—
Total unitholders’ equity	1,997.3	1,888.4
Total liabilities and unitholders’ equity	$3,460.8	$3,479.0

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the three and nine months ended September 30 (unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
($CDN millions, except per unit amounts)	2007	2006	2007	2006

Revenues
Oil, natural gas and natural gas liquids	$300.2	$312.3	$913.6	$937.9
Royalties	(49.2)	(53.5)	(157.8)	(170.7)
	251.0	258.8	755.8	767.2
Gain (loss) on risk management contracts (Note 9)
Realized	8.0	9.6	15.3	19.4
Unrealized	2.1	0.5	(8.0)	(8.5)
	261.1	268.9	763.1	778.1
Expenses
Transportation	3.6	3.5	12.4	10.7
Operating	55.7	50.4	161.7	141.9
General and administrative	12.1	10.3	34.1	37.0
Interest on long-term debt (Note 6)	8.6	7.9	27.7	23.1
Depletion, depreciation and accretion	90.6	87.7	276.5	263.8
(Gain) loss on foreign exchange	(25.7)	0.2	(66.2)	(17.0)
	144.9	160.0	446.2	459.5
Operating income	116.2	108.9	316.9	318.6

Gain on sale of investment (Note 4)	—	—	13.3	—
Capital and other taxes	—	—	—	(0.3)
Future income tax recovery (Note 8)	6.3	9.6	64.1	90.8
Net income before non-controlling interest	122.5	118.5	394.3	409.1
Non-controlling interest (Note 10)	(1.7)	(1.7)	(5.3)	(5.7)
Net income	$120.8	$116.8	$389.0	$403.4

Deficit, beginning of period	$(442.2)	$(393.0)	$(463.2)	$(439.1)
Distributions paid or declared (Note 13)	(125.0)	(121.4)	(372.2)	(361.9)
Deficit, end of period (Note 12)	$(446.4)	$(397.6)	$(446.4)	$(397.6)

Net income per unit (Note 16)
Basic	$0.58	$0.58	$1.88	$2.01
Diluted	$0.58	$0.58	$1.88	$2.00

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

For the three and nine months ended September 30 (unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
($CDN millions)	2007	2006	2007	2006

Net income	$120.8	$116.8	$389.0	$403.4

Other comprehensive income, net of tax
Loss on financial instruments designated as cash flow hedges (1)	(4.0)	—	(1.0)	—
Gain on financial instruments designated as cash flow hedges in prior periods realized in net income in the current period (1)	0.8	—	0.2	—

Net unrealized gains (losses) on available-for-sale reclamation funds’ investments (2)	0.2	—	(0.2)	—
Other comprehensive income	(3.0)	—	(1.0)	—
Comprehensive income	$117.8	$116.8	$388.0	$403.4

Accumulated other comprehensive income, beginning of period	6.9	—	—	—
Application of initial adoption	—	—	4.9	—
Other comprehensive income	(3.0)	—	(1.0)	—
Accumulated other comprehensive income, end of period	$3.9	—	$3.9	—

(1)          Amounts are net of tax recovery of $1.3 million and $0.4 million, respectively, for the three and nine months ended September 30, 2007.

(2)          Nominal future income tax impact.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30 (unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
($CDN millions)	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$120.8	$116.8	$389.0	$403.4
Add items not involving cash:
Non-controlling interest (Note 10)	1.7	1.7	5.3	5.7
Future income tax recovery (Note 8)	(6.3)	(9.6)	(64.1)	(90.8)
Depletion, depreciation and accretion	90.6	87.7	276.5	263.8
Non-cash (gain) loss on risk management contracts (Note 9)	(2.1)	(0.5)	8.0	8.5
Non-cash (gain) loss on foreign exchange	(25.7)	0.1	(66.5)	(16.5)
Non-cash trust unit incentive compensation (Notes 14 and 15)	4.5	4.1	(0.1)	12.0
Gain on sale of investment (Note 4)	—	—	(13.3)	—
Expenditures on site restoration and reclamation (Note 7)	(2.7)	(3.4)	(14.6)	(6.6)
Change in non-cash working capital	(1.2)	6.5	11.0	(4.9)
	179.6	203.4	531.2	574.6

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt under revolving credit facilities, net	5.1	(21.8)	5.1	(4.1)
Issue of trust units	0.6	3.6	2.9	12.2
Trust unit issue costs	—	—	—	(0.3)
Cash distributions paid (Note 13)	(97.9)	(95.2)	(289.3)	(293.9)
Payment of retention bonuses	(1.0)	(1.0)	(1.0)	(1.0)
Change in non-cash working capital	1.5	1.2	1.3	2.7
	(91.7)	(113.2)	(281.0)	(284.4)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(27.3)	(8.4)	(38.6)	(40.8)
Proceeds on disposition of petroleum and natural gas properties	—	0.1	1.2	2.1
Capital expenditures	(132.5)	(104.4)	(257.6)	(240.8)
Long-term investment (Note 4)	—	—	33.3	(20.0)
Net reclamation fund withdrawals (contributions) (Note 3)	6.1	(1.8)	4.5	(5.5)
Change in non-cash working capital	30.8	24.7	4.2	15.2
	(122.9)	(89.8)	(253.0)	(289.8)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(35.0)	0.4	(2.8)	0.4
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	35.0	—	2.8	—
CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	$0.4	$—	$0.4

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2006 (unaudited)

(all tabular amounts in $CDN millions, except per unit and volume amounts)

1.     SUMMARY OF ACCOUNTING POLICIES

The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements, except as highlighted in note 2. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles (“GAAP”) applicable for annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust’s 2006 annual report.

2.     NEW ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted six new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, Section 3865, Hedges, Section 3251, Equity and Section 1506, Accounting Changes. These new accounting standards have been adopted prospectively and, accordingly, comparative amounts for prior periods have not been restated. The standards provide requirements for the recognition, measurement and disclosure of financial instruments, the use of hedge accounting and the presentation of equity.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of Net Income and Other Comprehensive Income (“OCI”). OCI represents changes in Unitholders’ Equity from transactions and other events with non-owner sources, and includes unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments that qualify for hedge accounting. These items are excluded from Net Income calculated in accordance with GAAP. We have included in our Interim Consolidated Financial Statements Consolidated Statements of Comprehensive Income, Accumulated Other Comprehensive Income (“AOCI”), and the changes in these items during the first three and nine month periods ended September 30, 2007. Cumulative changes in OCI are included in AOCI, which is presented as a new category within Unitholders’ Equity on the Consolidated Balance Sheet.

Financial Instruments — Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, excluding long-term debt, transaction costs have been expensed as incurred.  The Trust has elected to capitalize costs incurred relating to debt issuances and to amortize these costs over the term of the associated debt. Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in Net Income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair values with unrealized gains and losses recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. All risk management contracts have been designated as held-for-trading. A portion of the reclamation funds has been designated as available-for-sale. All other financial instruments are classified as held-to-maturity.

Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in fair values of derivative instruments are recognized in Net Income with the exception of derivatives designated as effective hedges.

The Trust has elected January 1, 2003 as the effective date to recognize embedded derivatives. No adjustments were required for embedded derivatives on adoption of this standard.

Financial Instruments — Disclosure and Presentation

Section 3861 establishes standards for enhancing financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. It establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. This section sets forth standards on the presentation and classification of financial instruments between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Section dictates disclosures surrounding factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for fair value and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. The Trust has currently designated its financial electricity contracts and treasury rate lock contracts as effective cash flow hedges.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in Net Income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to Net Income during the periods when the variability in the cash flows of the hedged item affects Net Income. Gains and losses on derivatives are reclassified immediately to Net Income when the hedged item is sold or early terminated.

Equity

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. This section specifies that changes in equity for the period arising from net income, other comprehensive income, other changes in retained earnings, changes in contributed surplus, and changes in unitholders’ capital must be presented separately.

Impact

As a result of these changes in accounting policies, on January 1, 2007 the Trust has recorded $4.9 million in application of initial adoption in AOCI to reflect the opening fair value of its cash flow hedges, net of tax, which was previously not recorded on the consolidated financial statements. The Trust has also recorded an increase of $7 million to its risk management asset and an increase of $2.1 million to its future income tax liability.

Accounting Changes

Section 1506 permits voluntary changes in accounting policy only if they result in financial statements that provide more reliable and relevant information. Changes in policy are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in Net Income. In addition, disclosure is required for all future accounting changes when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

Future Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance. This Section is expected to have minimal impact on the Trust’s financial statements.

Sections 3862 and 3863 specify a revised and enhanced disclosure on financial instruments. These Sections will require the Trust to increase disclosure on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3.     RECLAMATION FUNDS

	September 30, 2007		December 31, 2006
	Unrestricted	Restricted	Unrestricted	Restricted
Balance, beginning of period	$24.8	$6.1	$23.5	$—
Contributions	9.0	—	6.0	6.1
Reimbursed expenditures (1)	(14.0)	(0.6)	(5.7)	—
Interest earned on funds	0.9	0.2	1.0	—
Net unrealized losses on available-for-sale investments	(0.2)	—	—	—
Balance, end of period	$20.5	$5.7	$24.8	$6.1

(1)          Amount differs from actual expenditures incurred by the Trust due to timing differences and discretionary reimbursements.

The carrying values of the unrestricted and restricted reclamation funds, as at September 30, 2007 were $20.7 million and $5.7 million, respectively.

4.     LONG-TERM INVESTMENT

During the second quarter of 2007, the Trust sold its equity investment in a private oil sands company for proceeds of $33.3 million, resulting in a gain on sale of investment of $13.3 million. The original investment was purchased for $20 million. The investment in the shares of the private company was considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that held shares in the private company. The $20 million investment was part of a $325 million private placement of the private company. In addition, certain directors and officers of the Trust had minor direct and indirect shareholdings in the private company.

5.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2007	December 31, 2006
Trades payable	$40.7	$39.0
Accrued liabilities	111.8	108.8
Current portion of accrued long-term incentive compensation	14.4	11.5
Interest payable	3.0	1.8
Retention bonuses	—	1.0
Total accounts payable and accrued liabilities	$169.9	$162.1

The current portion of accrued long-term incentive compensation represents the current portion of the Trust’s estimated liability for the Whole Unit Plan as at September 30, 2007 (see Note 15). This amount is payable in 2007 and 2008.

6.     LONG-TERM DEBT

	September 30, 2007	December 31, 2006
Revolving credit facilities
Syndicated credit facility — CDN denominated (1)	$241.0	$196.6
Syndicated credit facility — US denominated	155.4	228.4
Working capital facility	4.8	1.1
Senior secured notes
5.42% USD Note	74.7	87.4
4.94% USD Note	23.9	28.0
4.62% USD Note	62.3	72.8
5.10% USD Note	62.3	72.8
Total long-term debt outstanding	$624.4	$687.1

(1)          Amount borrowed under the syndicated credit facility for 2007 includes $2.7 million of outstanding cheques in excess of bank balance.

Various borrowing options exist under the credit facility including prime rate advances, bankers’ acceptances and LIBOR based loans denominated in either Canadian or U.S. dollars. All drawings under the facility are subject to stamping fees that vary between 60 bps and 110 bps depending on certain consolidated financial ratios.

The following represents the significant financial covenants governing the credit facility:

•      Long-term debt and letters of credit not to exceed three times net income before non-cash items and interest expense;

•      Long-term debt, letters of credit, and subordinated debt not to exceed four times net income before non-cash items and interest expense; and

•      Long-term debt and letters of credit not to exceed 50 per cent of unitholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust’s assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively for a maximum period of two fiscal quarters following the closing of the material acquisition. As at September 30, 2007, the Trust was in compliance with all covenants and had $4.7 million in letters of credit and no subordinated debt.

The weighted average effective interest rate under the credit facility was 5.5 percent for the three months ended September 30, 2007 (5.8 per cent in 2006) and 5.5 per cent for the nine months ended September 30, 2007 (5.3 per cent in 2006).

Both the working capital facility and amounts due under the senior secured notes in the next 12 months of US$6 million have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

Interest paid during the period did not differ significantly from interest expense.

7.     ASSET RETIREMENT OBLIGATIONS

The following table reconciles the Trust’s asset retirement obligations:

	September 30, 2007	December 31, 2006
Balance, beginning of period	$177.3	$165.1
Increase in liabilities relating to corporate acquisitions	—	4.9
Increase in liabilities relating to development activities	2.7	2.8
(Decrease) increase in liabilities relating to change in estimate	(3.2)	4.0
Settlement of liabilities during the year	(14.6)	(10.6)
Accretion expense	8.7	11.1
Balance, end of period	$170.9	$177.3

The Trust’s weighted average credit adjusted risk free rate as at September 30, 2007 was 6.4 per cent (6.5 per cent as at December 31, 2006).

8.     INCOME TAXES

On June 12, 2007, Bill C-52 (“Bill”) received third reading in the House of Commons and, therefore, was considered “substantively enacted” for Canadian GAAP. The Bill enacts the October 31, 2006 proposals to impose a new tax on distributions from publicly traded income trusts. As a result, the future tax position of the Trust, the parent entity, is now required to be reflected in the consolidated future income tax calculation.

9.              FINANCIAL INSTRUMENTS

Financial Instruments

Financial Instruments of the Trust carried on the Consolidated Balance Sheet consist mainly of cash and cash equivalents, accounts receivable, reclamation funds, current liabilities, long-term liabilities excluding future income taxes, and risk management contracts. At September 30, 2007 there were no significant differences between the carrying value of these financial instruments and their estimated fair values.

Risk Management Contracts

The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange and interest rates. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at September 30, 2007 which do not qualify for hedge accounting:

Financial WTI Crude Oil Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
Oct 07 - Dec 07	Put Spread	1,000	75.00	60.00	—
Oct 07 - Dec 07	3 - Way Collar	2,500	65.00	52.50	80.00
Oct 07 - Dec 07	Put Spread	2,500	65.00	52.50	—
Oct 07 - Dec 07	Put Spread	1,000	65.00	55.00	—
Oct 07 - Dec 07	3 - Way Collar	1,000	65.00	52.50	85.00
Oct 07 - Dec 07	3 - Way Collar	5,000	75.00	65.00	90.00
Oct 07 - Dec 07	Put Spread	1,000	75.00	65.00	—
Jan 08 - Jun 08	3 - Way Collar	1,000	65.00	52.50	85.00
Jan 08 - Jun 08	3 - Way Collar	1,000	65.00	52.50	82.50
Jan 08 - Jun 08	Collar	1,000	65.00	—	85.00
Jan 08 - Dec 08	3 - Way Collar	1,000	70.00	55.00	90.00
Jan 08 - Dec 08	3 - Way Collar	1,000	67.50	52.50	85.00
Jan 08 - Dec 08	Collar	1,000	67.50	—	85.00
Jan 08 - Dec 08	3 - Way Collar	2,000	61.50	50.00	85.00
Jan 08 - Dec 08	3 - Way Collar	1,000	61.30	50.00	85.00
Jan 08 - Dec 08	3 - Way Collar	2,000	61.00	50.00	85.00
Jan 09 - Dec 09	3 - Way Collar	5,000	55.00	40.00	90.00

                        Financial AECO Natural Gas Option Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	GJ/d	CDN$/GJ	CDN$/GJ	CDN$/GJ
Oct 07 - Oct 07	Put Spread	30,000	7.00	5.00	—
Oct 07 - Oct 07	Put Spread	10,000	7.25	5.25	—
Oct 07 - Oct 07	Put Spread	10,000	7.50	5.50	—
Oct 07 - Oct 07	Bought Put	10,000	7.75	—	—
Apr 08 - Oct 08	Collar	10,000	7.00	—	9.00
Apr 08 - Oct 08	3 - Way Collar	10,000	7.00	5.75	9.00

                        Financial AECO Natural Gas Fixed Price Contracts

		Volume	Sold Swap
Term	Contract	GJ/d	CDN$/GJ
Oct 07 - Oct 07	Swap	30,000	5.45

Financial NYMEX Natural Gas Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	mmbtu/d	US$/mmbtu	US$/mmbtu	US$/mmbtu
Oct 07 - Oct 07	Put Spread	5,000	8.25	6.75	—
Nov 07 - Mar 08	Collar	20,000	8.50	—	12.50
Nov 07 - Mar 08	3 - Way Collar	10,000	9.25	6.25	12.50

Financial Basis Swap Contract: receive NYMEX (Last 3 Day); pay AECO (Monthly)

Term	Contract	Volume mmbtu/d	Basis Swap US$/mmbtu
Oct 07 - Oct 08	Basis Swap	50,000	(1.1930)
Nov 08 - Oct 10	Basis Swap	50,000	(1.0430)

Financial Basis Swap Contract: receive AECO (Monthly); pay NYMEX (Last 3 Day)

Term	Contract	Volume mmbtu/d	Basis Swap US$/mmbtu
Oct 07 - Oct 07	Basis Swap	30,000	(1.2233)

                        Energy Equivalent Swap

Term	Contract	Volume	Swap
Financial WTI Crude Oil Purchase Contract
Apr 08 - Oct 08	Swap	1,000 bbl/d	73.95 CDN$/bbl

Financial AECO Natural Gas Sales Contract
Apr 08 - Oct 08	Swap	10,000 GJ/d	7.10 CDN$/GJ

                        Financial Foreign Exchange Contracts

Term	Contract	Notional Volume MM US$	Swap CDN$/US$	Swap US$/CDN$	Bought Put CDN$/US$	Sold Put CDN$/US$
USD Sales Contracts
Oct 07 - Dec 07	Swap	4.8	1.1371	(0.8794)	—	—

USD Option Contracts
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1220	1.0970
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1180	1.0980
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1320	1.1020
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1380	1.1030
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1332	1.1032
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1400	1.1050
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1380	1.1080
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1300	1.1100
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1400	1.1100
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1420	1.1120
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1520	1.1120
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1440	1.1140
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1460	1.1160
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1480	1.1180
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1545	1.1195
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1765	1.1465
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1280	1.0980
Oct 07 - Dec 07	Put Spread	3.0	—	—	1.1250	1.1000
Oct 07 - Dec 07	Bought Put	1.2	—	—	1.1600	—
Jan 08 - Dec 08	Put Spread	12.0	—	—	1.0750	1.0300

                        USD Long-term Principal Debt Repayment Contracts

Settlement Date	Contract	Notional Volume MM US$	Swap CDN$/US$	Swap US$/CDN$	Bought Call CDN$/US$	Sold Put CDN$/US$
December 15, 2014	Forward	9.38	0.9825	(1.0178)	—	—
April 27, 2015	Forward	12.50	0.9825	(1.0178)	—	—
December 15, 2015	Forward	9.40	0.9980	(1.0020)	—	—
April 27, 2016	Forward	12.50	1.0180	(0.9823)	—	—
December 15, 2017	Forward	9.40	1.0184	(0.9819)	—	—
December 15, 2016	Collar	9.40	—	—	1.0600	1.0000

Financial Interest Rate Contracts (1)

Ter	Contract	Principal MM US$	Fixed Annual Rate (%)	Spread on 3 Mo. LIBOR
Jul 07 - Apr 14	Swap	30.5	4.62	38 bps
Jul 07 - Apr 14	Swap	32.0	4.62	(25.5 bps	)

(1)          Starting in 2009, the notional amount of the contracts decreases annually until 2014. The Trust pays the floating interest rate based on a three month LIBOR plus a spread and receives the fixed interest rate.

Following is a summary of all risk management contracts in place as at September 30, 2007 which qualify for hedge accounting:

Financial Electricity Contracts (2)

Term	Volume Contract	Swap MWh	CDN$/MWh
Oct 07 - Dec 07	Swap	20.0	64.63
Jan 08 - Dec 08	Swap	15.0	60.17
Jan 09 - Dec 09	Swap	15.0	59.33
Jan 10 - Dec 10	Swap	5.0	63.00

(2)        Contracted volume is based on a 24/7 term.

                        USD Note Treasury Rate Locks

Settlement Date	Principal MM US$	Locked Rate Received (%)
October 17, 2007	25.0	4.6450
November 15, 2007	100.0	4.7943

The Trust has entered into interest rate swap contracts to manage the Company’s interest rate exposure on debt instruments. Prior to 2007, these contracts were designated as effective accounting hedges on the contract date. At January 1, 2007 the Trust elected to cease applying hedge accounting to these contracts. As a result, the unrealized fair value loss on the interest rate swap contracts of $0.5 million has been reflected in Net Income for the nine months ended September 30, 2007.

The following table reconciles the movement in the fair value of the Trust’s financial risk management contracts that have not been designated as effective accounting hedges:

	September 30, 2007	September 30, 2006
Fair value, beginning of period (1)	$(8.7)	$(4.0)
Fair value, end of period (1)	(16.7)	(12.5)
Change in fair value of contracts in the period	(8.0)	(8.5)
Realized gains in the period	15.3	19.4
Gain on risk management contracts (1)	$7.3	$10.9

(1)   For 2007 the fixed price electricity and treasury rate lock contracts that were accounted for as effective accounting hedges were excluded. For 2006 the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges were excluded.

At September 30, 2007, the fair value of the contracts that were not designated as accounting hedges was a loss of $16.7 million. The Trust recorded a gain on risk management contracts of $7.3 million in the statement of income for the first nine months of 2007 ($10.9 million gain in 2006). This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

During the quarter the Trust entered into treasury rate lock contracts in order to manage the Company’s interest rate exposure on future debt issuances. These contracts have been designated as effective accounting hedges on their respective contract dates and hedge accounting has been applied. The unrealized fair value loss on these contracts of $1.7 million has been recorded on the Consolidated Balance Sheet at September 30, 2007 with the movement in the fair value recorded in OCI, net of tax. It is expected that a nominal amount of this fair value loss will be reclassified to Net Income within the next 12 months.

The Trust’s fixed price electricity contracts are intended to manage price risk on electricity consumption. All fixed price electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized gain of $1.2 million and $0.5 million for the three months and nine months ended September 30, 2007 respectively (gain of $1.4 million and $1 million respectively in 2006) on the electricity contracts has been included in operating costs. The unrealized fair value gain on the electricity contracts of $7.5 million has been recorded on the consolidated balance sheet at September 30, 2007 with the movement in fair value recorded in OCI, net of tax. A $2.6 million gain related to electricity contracts is expected to be recognized in income over the next 12 months.

The following table reconciles the movement in the fair value of the Trust’s financial electricity and treasury rate lock contracts that have been designated as effective accounting hedges:

	September 30, 2007	September 30, 2006
Fair value, beginning of period (2)	$7.0	$—
Fair value, end of period	5.8	—
Change in fair value of contracts in the period	$(1.2)	$—

(2)          Fair value of fixed price electricity contracts recognized prospectively on January 1, 2007.

The fair values of all derivative contracts are determined using published price quotations in an active market through a valuation model.

10.       EXCHANGEABLE SHARES

ARL EXCHANGEABLE SHARES (thousands)	September 30, 2007	December 31, 2006
Balance, beginning of period	1,433	1,595
Exchanged for trust units (1)	(110)	(162)
Balance, end of period	1,323	1,433
Exchange ratio, end of period	2.18448	2.01251
Trust units issuable upon conversion, end of period	2,889	2,884

(1)          During the first nine months of 2007, 110,345 ARC Resources exchangeable shares (“ARL exchangeable shares”) were converted to trust units at an average exchange ratio of 2.114563.

Following is a summary of the non-controlling interest for September 30, 2007 and December 31, 2006:

	September 30, 2007	December 31, 2006
Non-controlling interest, beginning of period	$40.0	$37.5
Reduction of book value for conversion to trust units	(3.2)	(4.1)
Current period net income attributable to non-controlling interest	5.3	6.6
Non-controlling interest, end of period	$42.1	$40.0
Accumulated earnings attributable to non-controlling interest	$32.6	$27.3

11.       UNITHOLDERS’ CAPITAL

	September 30, 2007		December 31, 2006
	Number of Trust Units (thousands)	$	Number of Trust Units (thousands)	$
Balance, beginning of period	204,289	2,349.2	199,104	2,230.8
Issued for cash	—	—	1	—
Issued on conversion of ARL exchangeable shares (Note 10)	233	3.2	310	4.1
Issued on exercise of employee rights (Note 14)	129	2.1	978	18.4
Distribution reinvestment program	4,122	83.6	3,896	96.1
Trust unit issue costs	—	—	—	(0.2)
Balance, end of period	208,773	2,438.1	204,289	2,349.2

12.       DEFICIT

The deficit balance is composed of the following items:

	September 30, 2007	December 31, 2006
Accumulated earnings	$2,084.8	$1,695.8
Accumulated distributions	(2,531.2)	(2,159.0)
Deficit	$(446.4)	$(463.2)

13.       RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND DISTRIBUTIONS

Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Cash flow from operating activities	$179.6	$203.4	$531.2	$574.6
Deduct:
Cash withheld to fund current period capital expenditures	(49.6)	(78.7)	(148.9)	(203.0)
Reclamation fund contributions and interest earned on fund balances	(5.0)	(3.3)	(10.1)	(9.7)
Distributions (1)	125.0	121.4	372.2	361.9
Accumulated distributions, beginning of period	2,406.2	1,915.3	2,159.0	1,674.8
Accumulated distributions, end of period	$2,531.2	$2,036.7	$2,531.2	$2,036.7
Distributions per unit (2)	$0.60	$0.60	$1.80	$1.80
Accumulated distributions per unit, beginning of period (3)	$19.83	$17.43	$18.63	$16.23
Accumulated distributions per unit, end of period (3)	$20.43	$18.03	$20.43	$18.03

(1)          Distributions include non-cash amounts of $27 million and $83 million for the three and nine months ended September 30, 2007, respectively ($27 million and $70 million for the same periods in 2006, respectively) relating to the distribution reinvestment program.

(2)          Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

(3)          Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

14.       TRUST UNIT INCENTIVE RIGHTS PLAN

A summary of the changes in rights outstanding under the plan is as follows:

	Number of Rights (thousands)	Weighted Average Exercise Price ($)
Balance, beginning of period	369	9.47
Exercised	(129)	10.82
Balance before reduction of exercise price	240	9.41
Reduction of exercise price (1)	—	(0.69)
Balance, end of period	240	8.72

(1)          The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

The Trust recorded nominal compensation expense for the first nine months of 2007 ($2.5 million in the first nine months of 2006) for the cost associated with the rights. The compensation expense was based on the fair value of all outstanding rights in the third quarter of 2007 and is amortized over the remaining vesting period of such rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 357,999 rights have been cancelled and 2,416,669 rights have been exercised to September 30, 2007.

The following table reconciles the movement in the contributed surplus balance:

CONTRIBUTED SURPLUS	September 30, 2007	December 31, 2006
Balance, beginning of period	$2.4	$6.4
Compensation expense	—	2.5
Net benefit on rights exercised (1)	(0.7)	(6.5)
Balance, end of period	$1.7	$2.4

(1)          Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders’ capital.

15.       WHOLE TRUST UNIT INCENTIVE PLAN

The Trust recorded compensation expense of $8 million and $1.3 million to general and administrative and operating expenses, respectively, and capitalized $1.4 million to property, plant and equipment in the nine months ended September 30, 2007 for the estimated cost of the plan ($11.1 million, $2.2 million and $2.2 million for the nine months ended September 30, 2006). The compensation expense was based on the September 30, 2007 unit price of $21.17 ($27.21 at September 30, 2006), accrued distributions, a weighted average performance multiplier of 1.6 (2.0 in 2006), and the number of units to be issued on maturity.

The following table summarizes the Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) movement for the nine months ended September 30, 2007:

	Number of RTUs (thousands)	Number of PTUs (thousands)
Balance, beginning of period	648	683
Vested	(191)	(110)
Granted	206	167
Forfeited	(25)	(26)
Balance, end of period	638	714

The following table reconciles the change in total accrued long-term incentive compensation liability relating to the Whole Unit Plan:

	September 30, 2007	December 31, 2006
Balance, beginning of period	$26.1	$15.0
Change in liabilities in the period
General and administrative expense	(0.3)	8.2
Operating expense	0.2	1.1
Property, plant and equipment	0.3	1.8
Balance, end of period	$26.3	$26.1
Current portion of liability	14.4	11.5
Accrued long-term incentive compensation	$11.9	$14.6

16.       BASIC AND DILUTED PER UNIT CALCULATIONS

Net income per trust unit has been determined based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Weighted average trust units (1)	208.0	202.2	206.5	200.9
Trust units issuable on conversion of exchangeable shares (2)	2.9	2.9	2.9	2.9
Dilutive impact of rights (3)	0.1	0.4	0.2	0.5
Diluted trust units	211.0	205.5	209.6	204.3

(1)          Weighted average trust units excludes trust units issuable for exchangeable shares.

(2)          Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.

(3)          All outstanding rights were dilutive and therefore all have been included in the diluted trust unit calculation for both 2007 and 2006.

Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units outstanding. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

17.       COMMITMENTS AND CONTINGENCIES

Following is a summary of the Trust’s contractual obligations and commitments as at September 30, 2007:

	Payments Due By Period
($ millions)	2007(5)	2008-2009	2010-2011	Thereafter	Total
Debt repayments(1)	13.6	22.3	439.1	149.4	624.4
Interest payments(2)	4.3	21.4	18.0	20.7	64.4
Reclamation fund contributions(3)	6.0	11.1	9.5	76.2	102.8
Purchase commitments	5.0	8.0	2.9	5.8	21.7
Operating leases	1.3	9.0	4.5	—	14.8
Derivative contract premiums(4)	5.3	9.1	—	—	14.4
Total contractual obligations	35.5	80.9	474.0	252.1	842.5

(1)          Long-term and short-term debt, excluding interest.

(2)          Fixed interest payments on senior secured notes.

(3)          Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)          Fixed premiums to be paid in future periods on certain commodity derivative contracts.

(5)          Amounts listed for 2007 represent contractual obligations and commitments due in the fourth quarter of 2007.

In addition to the above, the Trust has commitments related to its risk management program (See Note 9).

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $5 billion. The Trust currently has an interest in oil and gas production of approximately 63,000 barrels of oil equivalent per day from six core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent  (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management’s assessment of ARC’s future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2007 and beyond; the sources, deployment and allocation of expected capital in 2007; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600                                 Fax:  (403) 509-6417

Toll Free 1-888-272-4900

ARC Resources Ltd.

Suite 2100, 440 - 2nd Avenue S.W.

Calgary, AB  T2P 5E9